United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED HOMES 5, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

www.arrived.com

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived Homes 5, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 11 to our Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 5, LLC, a Delaware series limited liability company, was formed in July 2024 to permit public investment in specific single-family rental homes. We believe people should have the freedom to move to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single-family homes, lease them, divide them into multiple interests, and offer them as investments on a per-interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2024, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2026, our company has acquired 73 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 16 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impact the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 60 and 8 series, respectively, totaling $511,537 and $28,607, respectively. For further details, please see Note 6, Members’ Equity (Deficit) – Distributions in our financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Rental Income

Revenues are generated at the series level and are derived from leases on the series property. The increase in rental revenue is primarily due to an increase in the number of properties acquired by the Company. All revenues generated during the six months ended June 30, 2026 and 2025 are listed in the table below:

Rental Income

Series Name	June 30, 2026	June 30, 2025
Adela	$10,800	$-
Adler	12,720	3,039
Alex	12,720	790
Ameris	6,183	4,186
Arbolado	12,720	-
Arthur	13,494	-
Ashland	14,370	-
Belleglade	15,270	4,072
Blair	11,970	-
Briarmanor	15,870	-
Caldwell	8,215	-
Camila	13,770	-
Camphor	10,470	2,501
Chadwick	383	-
Chalkstone	6,952	-
Chesterton	17,330	-
Chloe	8,778	-
Clark	13,365	7,753
Cyrus	10,559	-
Evie	10,920	243
Farinosa	3,137	-
Fizzy	13,320	-
Fortress	14,670	3,342
Galleta	10,170	-
Gavin	10,519	-
Gerardo	14,070	1,407
Goldfinger	14,970	3,244
Goshen	8,551	-
Gracianna	13,170	-
Haynes	3,912	-
Hendricks	12,270	1,704
Kanan	2,305	-
Kitsune	8,568	-
Lancer	-	-
Lenka	14,970	6,071
Liam	17,670	7,559
Lilinoe	15,708	2,768
Lois	13,527	11,225
Lucky	8,534	-
Marilyn	13,770	-
Metcalf	13,470	3,742
Monroe	12,540	-
Nathan	8,070	-
Orland	6,399	-
Ozark	2,863	-
Parker	10,146	-
Poshington	14,520	-
Preston	-	-
Pumpkin	13,920	9,125
Raider	17,970	-
Rivendell	8,520	-
Rosalee	-	-
Rucker	9,580	-
Sambino	13,170	10,082
Sandpiper	11,370	-
Scarlett	14,070	469
Sinalda	13,170	805
Stonemill	13,795	-
Targaryen	16,170	4,132
Terrien	15,720	-
Tilly	13,170	-
Troncos	11,670	5,835
Tully	16,410	-
Tyrell	12,570	2,793
Vega	13,470	2,395
Wasilla	14,970	-
Wendover	14,970	-
Wesley	11,520	-
Whippoorwill	15,120	-
Wildcat	14,070	-
William	13,050	-
Windgate	12,570	2,724
Wyndsong	8,780	-
	$828,472	$102,005

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2026 and 2025. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series for the six months ended June 30, 2026 and 2025:

Operating Expenses

	June 30, 2026			June 30, 2025
Series Name	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
Adela	$5,031	$3,231	$8,262	$11,958	$538	$12,496
Adler	5,820	4,908	10,728	9,503	818	10,321
Alex	3,392	4,765	8,157	9,481	2,383	11,864
Ameris	7,522	3,452	10,974	17,237	1,151	18,388
Arbolado	8,125	4,648	12,773	7,751	775	8,526
Arthur	12,904	5,789	18,692	-	-	-
Ashland	4,776	4,744	9,520	-	-	-
Belleglade	6,144	5,162	11,306	10,382	1,721	12,102
Blair	8,708	4,795	13,504	10,536	-	10,536
Briarmanor	5,662	6,464	12,126	4,003	335	4,338
Caldwell	9,625	3,942	13,568	-	-	-
Camila	8,100	6,752	14,852	-	-	-
Camphor	3,523	4,315	7,838	14,308	2,272	16,580
Chadwick	7,516	-	7,516	-	-	-
Chalkstone	8,844	6,603	15,447	-	-	-
Chesterton	7,861	7,364	15,225	416	-	416
Chloe	7,646	4,379	12,025	-	-	-
Clark	5,708	4,369	10,077	12,576	4,369	16,945
Cyrus	8,612	5,348	13,960	3,641	891	4,533
Evie	4,467	3,555	8,022	15,954	-	15,954
Farinosa	13,744	4,978	18,722	-	-	-
Fizzy	7,840	5,061	12,901	-	-	-
Fortress	5,118	5,732	10,850	18,306	2,044	20,350
Galleta	1,549	4,014	5,563	1,004	-	1,004
Gavin	14,855	5,750	20,604	-	-	-
Gerardo	5,536	5,082	10,618	4,389	-	4,389
Goldfinger	5,532	7,461	12,993	16,125	4,974	21,099
Goshen	7,183	6,177	13,361	-	-	-
Gracianna	10,317	5,122	15,438	-	-	-
Haynes	7,567	1,610	9,177	-	-	-
Hendricks	5,267	3,408	8,675	11,628	-	11,628
Kanan	9,129	1,692	10,821	-	-	-
Kitsune	10,724	4,967	15,691	-	-	-
Lancer	8,702	2,885	11,588	-	-	-
Lenka	5,514	4,551	10,065	13,045	2,276	15,321
Liam	6,372	5,946	12,318	21,867	2,973	24,840
Lilinoe	7,301	5,132	12,434	9,990	855	10,845
Lois	4,422	4,550	8,972	7,881	4,550	12,432
Lucky	6,316	5,217	11,533	-	-	-
Marilyn	5,397	4,951	10,349	651	-	651
Metcalf	5,245	4,721	9,966	8,855	961	9,816
Monroe	5,778	4,961	10,739	651	-	651
Nathan	2,577	2,473	5,050	5,723	-	5,723
Orland	6,174	4,598	10,772	-	-	-
Ozark	8,849	1,427	10,276	-	-	-
Parker	18,283	6,693	24,975	-	-	-
Poshington	6,223	5,977	12,200	1,602	-	1,602
Preston	11,407	1,086	12,492	-	-	-
Pumpkin	4,738	4,504	9,242	13,895	3,003	16,898
Raider	10,090	5,442	15,532	572	-	572
Rivendell	12,526	3,283	15,809	-	-	-
Rosalee	6,530	1,944	8,474	-	-	-
Rucker	6,066	5,593	11,659	-	-	-
Sambino	5,727	4,141	9,868	13,349	3,451	16,800
Sandpiper	5,435	5,347	10,782	1,232	-	1,232
Scarlett	17,398	5,996	23,394	12,306	999	13,305
Sinalda	3,663	5,315	8,978	12,737	2,657	15,395
Stonemill	5,520	5,342	10,862	11,463	-	11,463
Targaryen	7,711	5,352	13,063	7,570	892	8,462
Terrien	9,025	5,713	14,738	-	-	-
Tilly	4,668	4,826	9,493	8,355	897	9,252
Troncos	4,492	4,795	9,287	12,023	3,197	15,220
Tully	3,500	6,576	10,075	10,360	2,192	12,552
Tyrell	4,172	4,437	8,610	8,534	1,479	10,013
Vega	7,521	5,348	12,869	7,102	891	7,994
Wasilla	6,582	6,508	13,090	9,181	2,317	11,498
Wendover	6,101	5,155	11,256	3,625	-	3,625
Wesley	5,241	3,581	8,822	-	-	-
Whippoorwill	5,728	5,134	10,862	6,692	-	6,692
Wildcat	4,547	4,417	8,965	-	-	-
William	9,736	4,563	14,298	-	-	-
Windgate	4,840	4,170	9,010	10,676	695	11,371
Wyndsong	5,951	4,908	10,859	18,328	-	18,328
	$520,412	$343,197	$863,609	$417,466	$56,556	$474,021

Other Expenses

During the six months ended June 30, 2026 and 2025, certain series incurred interest expenses, including bridge financing interest. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2026 and 2025. Interest expense decreased from $170,907 for the six months ended June 30, 2025 to $167,290 for the six months ended June 30, 2026. This decrease is primarily attributable to fewer series carrying bridge financing during the period, as series that closed their offerings repaid their bridge financing, partially offset by interest on bridge financing used to fund the seven property acquisitions completed in 2026.

Net loss decreased from $542,924 for the six months ended June 30, 2025 to $202,427 for the six months ended June 30, 2026, an improvement of approximately 63%. This improvement was primarily driven by the growth in rental income as the Company’s property portfolio expanded, partially offset by a corresponding increase in operating expenses, including depreciation, associated with the additional properties acquired.

OTHER EXPENSES

Series Name	June 30, 2026	June 30, 2025
Adela	$-	$2,713
Adler	-	5,315
Alex	-	3,594
Ameris	-	4,667
Arbolado	-	3,894
Arthur	6,412	-
Ashland	-	-
Belleglade	-	4,361
Blair	2,241	3,297
Briarmanor	-	3,774
Caldwell	5,569	-
Camila	2,705	-
Camphor	-	4,344
Chadwick	3,208	-
Chalkstone	11,730	-
Chesterton	-	1,199
Chloe	7,386	-
Clark	-	1,044
Cyrus	-	5,971
Evie	-	1,821
Farinosa	10,221	-
Fizzy	-	-
Fortress	-	7,315
Galleta	-	348
Gavin	8,611	-
Gerardo	-	2,979
Goldfinger	-	5,168
Goshen	12,088	-
Gracianna	1,666	-
Haynes	5,698	-
Hendricks	-	2,054
Kanan	6,084	-
Kitsune	10,930	-
Lancer	8,892	-
Lenka	-	3,677
Liam	-	6,822
Lilinoe	-	5,468
Lois	-	-
Lucky	11,602	-
Marilyn	-	1,687
Metcalf	-	1,748
Monroe	-	1,687
Nathan	-	1,482
Orland	10,336	-
Ozark	5,678	-
Parker	10,619	-
Poshington	-	2,210
Preston	3,900	-
Pumpkin	-	3,728
Raider	-	1,297
Rivendell	264	-
Rosalee	7,124	-
Rucker	12,261	-
Sambino	-	3,230
Sandpiper	-	268
Scarlett	-	7,280
Sinalda	-	5,453
Stonemill	-	3,674
Targaryen	-	5,549
Terrien	-	-
Tilly	-	3,544
Troncos	-	10,252
Tully	-	8,886
Tyrell	-	5,558
Vega	-	5,396
Wasilla	-	7,738
Wendover	-	2,185
Wesley	-	-
Whippoorwill	-	3,068
Wildcat	-	-
William	2,067	-
Windgate	-	3,070
Wyndsong	-	2,093
	$167,290	$170,907

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager, the planned launch of additional series offerings, and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

As of June 30, 2026, the Company’s material capital commitments consisted primarily of $4,488,768 in outstanding bridge financing, related party, which the Company anticipates satisfying from the proceeds of future series offerings and/or refinancing, as further described in Note 5 to the financial statements. Net proceeds from the closing of series offerings totaled $4,203,963 for the six months ended June 30, 2026, compared to $8,611,974 for the six months ended June 30, 2025, a decrease of approximately 51%, which primarily reflects the timing of offering closings between the two periods.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2026 and December 31, 2025:

Cash & Cash Equivalents

Series Name	June 30, 2026	December 31, 2025
Adela	$13,168	$11,889
Adler	29,475	28,657
Alex	22,974	24,582
Ameris	14,431	12,360
Arbolado	18,808	21,870
Arthur	19,192	-
Ashland	21,207	22,920
Belleglade	25,673	23,574
Blair	21,694	8,474
Briarmanor	24,389	25,595
Caldwell	27,785	-
Camila	22,108	6,067
Camphor	8,406	9,075
Chadwick	-	-
Chalkstone	8,495	-
Chesterton	28,456	29,396
Chloe	75,688	-
Clark	13,705	10,711
Cyrus	21,434	25,719
Evie	7,722	9,070
Farinosa	199	-
Fizzy	23,100	27,842
Fortress	17,127	18,995
Galleta	24,710	24,285
Gavin	17,390	-
Gerardo	22,828	25,821
Goldfinger	32,685	33,424
Goshen	257,563	-
Gracianna	14,723	-
Haynes	336	-
Hendricks	17,460	18,831
Kanan	-	-
Kitsune	38,738	-
Lancer	72	-
Lenka	18,316	17,307
Liam	20,315	18,887
Lilinoe	24,319	27,612
Lois	13,973	13,807
Lucky	4,307	-
Marilyn	25,497	27,116
Metcalf	19,037	21,624
Monroe	17,182	17,621
Nathan	11,495	11,052
Orland	2,185	-
Ozark	-	-
Parker	18,154	-
Poshington	31,742	44,001
Preston	819	-
Pumpkin	20,744	23,269
Raider	24,461	25,748
Rivendell	9,650	-
Rosalee	-	-
Rucker	7,265	-
Sambino	12,437	13,382
Sandpiper	31,209	30,985
Scarlett	18,767	22,733
Sinalda	24,479	22,173
Stonemill	23,725	20,403
Targaryen	25,489	26,626
Terrien	18,822	24,162
Tilly	14,194	14,515
Troncos	23,845	23,826
Tully	32,319	31,158
Tyrell	25,040	27,017
Vega	27,020	30,227
Wasilla	26,281	27,566
Wendover	23,601	21,765
Wesley	14,527	14,087
Whippoorwill	22,100	25,111
Wildcat	19,048	20,748
William	25,768	-
Windgate	20,196	22,600
Wyndsong	21,213	23,052
	$1,611,276	$1,109,334

Plan of Operations

We intend to hold and manage the series properties for five to seven years, during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single-family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 5, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Adela	Adler	Alex	Ameris	Arbolado	Arthur	Ashland
ASSETS
Current assets:
Cash	$13,168	$29,475	$22,974	$14,431	$18,808	$19,192	$21,207
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,754	890	1,125	1,755	899	1,079	1,138
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	5,570	4,200	4,375	3,182	4,010	4,892	4,720
Total current assets	20,492	34,564	28,474	19,368	23,717	25,163	27,065
Property and equipment, net	229,969	350,547	337,337	245,078	330,587	417,580	338,970
Total assets	$250,460	$385,111	$365,811	$264,446	$354,305	$442,742	$366,035

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,570	$6,878	$1,659	$2,658	$2,959	$483	$2,287
Due to related parties	3,774	3,675	4,242	4,118	3,048	6,052	3,195
Total current liabilities	6,344	10,554	5,901	6,776	6,007	6,535	5,482
Tenant deposits	4,000	2,345	2,345	1,750	2,345	2,595	2,395
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	10,344	12,899	8,246	8,526	8,352	9,130	7,877
Members’ equity (deficit)
Members’ capital	254,549	382,269	365,040	271,463	365,911	465,905	366,308
Accumulated deficit	(14,432)	(10,057)	(7,475)	(15,543)	(19,958)	(32,293)	(8,150)
Total members’ equity (deficit)	240,117	372,213	357,565	255,920	345,953	433,612	358,158
Total liabilities and members’ equity (deficit)	$250,460	$385,111	$365,811	$264,446	$354,305	$442,742	$366,035

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Belleglade	Blair	Briarmanor	Caldwell	Camila	Camphor	Chadwick
ASSETS
Current assets:
Cash	$25,673	$21,694	$24,389	$27,785	$22,108	$8,406	$-
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,197	936	1,202	1,051	1,167	990	-
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	5,438	3,956	5,482	3,917	4,482	3,502	719
Total current assets	32,308	26,587	31,072	32,753	27,757	12,897	719
Property and equipment, net	365,596	341,645	397,049	285,676	373,733	261,735	340,343
Total assets	$397,904	$368,231	$428,121	$318,429	$401,490	$274,632	$341,062

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,438	$2,562	$3,410	$2,867	$5,023	$1,634	$5,647
Due to related parties	4,372	2,788	3,762	4,213	10,315	3,418	20,461
Total current liabilities	7,810	5,350	7,172	7,081	15,337	5,051	26,108
Tenant deposits	2,995	1,995	3,095	2,245	2,295	1,745	2,295
Bridge financing, related party	-	-	-	-	-	-	323,000
Total liabilities	10,805	7,345	10,267	9,326	17,632	6,796	351,403
Members’ equity (deficit)
Members’ capital	393,215	392,966	437,660	328,668	420,032	279,333	-
Accumulated deficit	(6,116)	(32,080)	(19,806)	(19,565)	(36,175)	(11,497)	(10,341)
Total members’ equity (deficit)	387,100	360,886	417,854	309,103	383,857	267,836	(10,341)
Total liabilities and members’ equity (deficit)	$397,904	$368,231	$428,121	$318,429	$401,490	$274,632	$341,062

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Chalkstone	Chesterton	Chloe	Clark	Cyrus	Evie	Farinosa
ASSETS
Current assets:
Cash	$8,495	$28,456	$75,688	$13,705	$21,434	$7,722	$199
Other receivables	-	1,793	-	-	-	-	-
Prepaid expenses	1,262	973	995	954	909	950	1,218
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	3,429	5,818	3,806	3,740	3,311	3,756	4,256
Total current assets	13,186	37,041	80,488	18,398	25,654	12,429	5,673
Property and equipment, net	391,132	526,018	315,744	308,221	380,403	253,166	332,855
Total assets	$404,318	$563,058	$396,232	$326,619	$406,057	$265,594	$338,528

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$18,888	$1,266	$16,767	$5,512	$2,487	$1,682	$16,243
Due to related parties	52,355	4,000	27,211	3,976	3,281	2,929	31,413
Total current liabilities	71,243	5,266	43,978	9,488	5,768	4,611	47,655
Tenant deposits	2,545	2,895	1,995	1,995	1,795	2,045	2,295
Bridge financing, related party	365,000	-	159,000	-	-	-	318,000
Total liabilities	438,788	8,161	204,973	11,483	7,563	6,656	367,950
Members’ equity (deficit)
Members’ capital	-	584,451	215,544	342,620	424,510	273,511	-
Accumulated deficit	(34,469)	(29,554)	(24,284)	(27,484)	(26,017)	(14,573)	(29,423)
Total members’ equity (deficit)	(34,469)	554,897	191,259	315,136	398,493	258,938	(29,423)
Total liabilities and members’ equity (deficit)	$404,318	$563,058	$396,232	$326,619	$406,057	$265,594	$338,528

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Fizzy	Fortress	Galleta	Gavin	Gerardo	Goldfinger	Goshen
ASSETS
Current assets:
Cash	$23,100	$17,127	$24,710	$17,390	$22,828	$32,685	$257,563
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	983	1,070	900	2,603	983	1,499	1,261
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	4,158	5,232	3,320	-	5,080	4,780	3,598
Total current assets	28,241	23,430	28,929	19,993	28,891	38,964	262,422
Property and equipment, net	361,638	355,886	286,545	389,528	361,450	527,918	398,410
Total assets	$389,879	$379,316	$315,474	$409,521	$390,341	$566,881	$660,832

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,307	$2,461	$2,890	$4,846	$2,477	$2,471	$16,150
Due to related parties	3,096	3,923	2,473	7,465	3,677	6,514	42,416
Total current liabilities	5,403	6,385	5,363	12,310	6,154	8,986	58,566
Tenant deposits	2,445	2,895	1,695	2,995	2,795	2,495	2,645
Bridge financing, related party	-	-	-	-	-	-	374,000
Total liabilities	7,848	9,280	7,058	15,305	8,949	11,481	435,211
Members’ equity (deficit)
Members’ capital	393,952	386,710	322,246	419,209	386,680	577,681	252,451
Accumulated deficit	(11,922)	(16,674)	(13,830)	(24,993)	(5,288)	(22,280)	(26,830)
Total members’ equity (deficit)	382,031	370,037	308,416	394,216	381,392	555,401	225,621
Total liabilities and members’ equity (deficit)	$389,879	$379,316	$315,474	$409,521	$390,341	$566,881	$660,832

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Gracianna	Haynes	Hendricks	Kanan	Kitsune	Lancer	Lenka
ASSETS
Current assets:
Cash	$14,723	$336	$17,460	$-	$38,738	$72	$18,316
Other receivables	-	-	-	-	34,264	-	-
Prepaid expenses	881	1,064	1,086	1,053	1,345	943	1,300
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	4,320	4,199	4,458	2,979	2,988	-	4,949
Total current assets	19,923	5,598	23,003	4,031	77,334	1,015	24,565
Property and equipment, net	334,658	351,533	243,129	369,888	358,217	366,012	321,429
Total assets	$354,581	$357,131	$266,132	$373,920	$435,551	$367,027	$345,994

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,911	$9,197	$4,398	$8,302	$2,473	$12,562	$3,079
Due to related parties	8,701	27,803	3,056	26,572	50,680	32,945	4,345
Total current liabilities	12,612	37,001	7,454	34,875	53,153	45,507	7,424
Tenant deposits	2,195	2,395	2,495	2,645	2,295	-	2,495
Bridge financing, related party	-	328,699	-	351,000	-	342,000	-
Total liabilities	14,807	368,094	9,949	388,520	55,448	387,507	9,919
Members’ equity (deficit)
Members’ capital	370,734	-	268,631	-	403,675	-	340,636
Accumulated deficit	(30,960)	(10,963)	(12,448)	(14,600)	(23,572)	(20,480)	(4,561)
Total members’ equity (deficit)	339,774	(10,963)	256,183	(14,600)	380,103	(20,480)	336,075
Total liabilities and members’ equity (deficit)	$354,581	$357,131	$266,132	$373,920	$435,551	$367,027	$345,994

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Liam	Lilinoe	Lois	Lucky	Marilyn	Metcalf	Monroe
ASSETS
Current assets:
Cash	$20,315	$24,319	$13,973	$4,307	$25,497	$19,037	$17,182
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,342	1,602	954	1,154	1,091	976	1,093
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	6,207	4,569	4,973	4,806	4,649	4,755	4,459
Total current assets	27,864	30,490	19,900	10,267	31,237	24,768	22,735
Property and equipment, net	419,682	364,899	313,087	376,741	354,476	302,097	354,959
Total assets	$447,546	$395,389	$332,987	$387,007	$385,712	$326,865	$377,694

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,368	$3,911	$5,590	$17,239	$1,903	$2,370	$1,903
Due to related parties	7,229	4,698	4,496	31,212	4,044	3,588	3,876
Total current liabilities	8,597	8,609	10,086	48,451	5,947	5,958	5,779
Tenant deposits	3,395	2,595	2,695	2,545	2,295	2,695	2,095
Bridge financing, related party	-	-	-	361,000	-	-	-
Total liabilities	11,992	11,204	12,781	411,996	8,242	8,653	7,874
Members’ equity (deficit)
Members’ capital	447,722	394,982	328,623	-	387,009	319,226	400,989
Accumulated deficit	(12,168)	(10,796)	(8,417)	(24,989)	(9,539)	(1,015)	(31,169)
Total members’ equity (deficit)	435,554	384,186	320,206	(24,989)	377,470	318,212	369,820
Total liabilities and members’ equity (deficit)	$447,546	$395,389	$332,987	$387,007	$385,712	$326,865	$377,694

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Nathan	Orland	Ozark	Parker	Poshington	Preston	Pumpkin
ASSETS
Current assets:
Cash	$11,495	$2,185	$-	$18,154	$31,742	$819	$20,744
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	659	1,133	1,075	1,154	1,024	776	1,123
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	3,500	6,207	4,070	4,816	4,778	-	4,466
Total current assets	15,654	9,525	5,145	24,124	37,544	1,595	26,333
Property and equipment, net	176,052	332,056	314,390	405,679	383,436	237,336	317,301
Total assets	$191,706	$341,580	$319,535	$429,803	$420,980	$238,931	$343,634

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,130	$13,790	$8,265	$1,857	$-	$6,378	$2,317
Due to related parties	2,066	24,663	16,942	9,250	6,111	23,945	4,249
Total current liabilities	5,196	38,453	25,207	11,107	6,111	30,324	6,567
Tenant deposits	2,443	2,545	2,095	2,495	2,395	-	2,545
Bridge financing, related party	-	318,000	305,324	-	-	225,000	-
Total liabilities	7,639	358,998	332,626	13,602	8,506	255,324	9,112
Members’ equity (deficit)
Members’ capital	196,336	-	-	451,262	425,447	-	337,154
Accumulated deficit	(12,268)	(17,418)	(13,091)	(35,061)	(12,973)	(16,393)	(2,631)
Total members’ equity (deficit)	184,068	(17,418)	(13,091)	416,201	412,474	(16,393)	334,522
Total liabilities and members’ equity (deficit)	$191,706	$341,580	$319,535	$429,803	$420,980	$238,931	$343,634

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Raider	Rivendell	Rosalee	Rucker	Sambino	Sandpiper	Scarlett
ASSETS
Current assets:
Cash	$24,461	$9,650	$-	$7,265	$12,437	$31,209	$18,767
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,041	644	927	1,202	1,046	915	1,029
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	5,907	2,910	-	4,640	4,388	2,065	4,844
Total current assets	31,410	13,204	927	13,106	17,870	34,189	24,640
Property and equipment, net	354,652	232,083	362,306	403,292	291,005	382,137	426,309
Total assets	$386,062	$245,287	$363,233	$416,398	$308,876	$416,326	$450,949

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,710	$2,558	$10,450	$17,599	$2,309	$3,418	$9,438
Due to related parties	6,040	2,322	31,131	34,737	4,083	3,100	3,715
Total current liabilities	9,749	4,880	41,581	52,336	6,392	6,519	13,153
Tenant deposits	2,995	1,645	-	2,395	2,645	1,895	2,795
Bridge financing, related party	-	-	337,250	381,495	-	-	-
Total liabilities	12,744	6,525	378,831	436,226	9,037	8,414	15,948
Members’ equity (deficit)
Members’ capital	383,823	261,768	-	-	312,520	423,058	471,880
Accumulated deficit	(10,506)	(23,006)	(15,598)	(19,827)	(12,681)	(15,145)	(36,879)
Total members’ equity (deficit)	373,317	238,762	(15,598)	(19,827)	299,838	407,912	435,001
Total liabilities and members’ equity (deficit)	$386,062	$245,287	$363,233	$416,398	$308,876	$416,326	$450,949

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Sinalda	Stonemill	Targaryen	Terrien	Tilly	Troncos	Tully
ASSETS
Current assets:
Cash	$24,479	$23,725	$25,489	$18,822	$14,194	$23,845	$32,319
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	1,104	1,119	1,159	1,326	1,058	911	1,834
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	5,326	4,722	5,352	4,994	4,336	4,193	6,479
Total current assets	30,909	29,565	31,999	25,142	19,587	28,949	40,632
Property and equipment, net	376,257	380,601	381,025	408,391	307,295	338,445	466,611
Total assets	$407,166	$410,166	$413,025	$433,532	$326,882	$367,395	$507,243

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,405	$4,067	$3,732	$1,632	$2,572	$4,632	$2,123
Due to related parties	4,524	3,387	5,468	3,547	3,408	3,798	6,761
Total current liabilities	7,929	7,453	9,199	5,179	5,980	8,430	8,884
Tenant deposits	3,293	2,545	2,695	2,595	2,195	2,395	3,893
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	11,222	9,998	11,894	7,774	8,175	10,825	12,776
Members’ equity (deficit)
Members’ capital	409,266	424,547	404,368	440,786	335,996	370,689	508,398
Accumulated deficit	(13,322)	(24,380)	(3,238)	(15,027)	(17,288)	(14,119)	(13,931)
Total members’ equity (deficit)	395,944	400,167	401,130	425,758	318,707	356,570	494,467
Total liabilities and members’ equity (deficit)	$407,166	$410,166	$413,025	$433,532	$326,882	$367,395	$507,243

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Tyrell	Vega	Wasilla	Wendover	Wesley	Whippoorwill	Wildcat
ASSETS
Current assets:
Cash	$25,040	$27,020	$26,281	$23,601	$14,527	$22,100	$19,048
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	973	909	1,200	3,243	1,918	1,348	1,135
Due from related parties	-	-	-	-	-	-	-
Due from third party property manager	3,980	4,770	4,820	4,458	4,035	7,623	5,070
Total current assets	29,993	32,699	32,301	31,302	20,479	31,070	25,253
Property and equipment, net	314,072	380,403	406,426	366,946	257,817	365,348	315,593
Total assets	$344,065	$413,101	$438,727	$398,248	$278,296	$396,419	$340,846

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,217	$1,887	$2,750	$2,488	$2,802	$2,233	$1,933
Due to related parties	3,686	3,915	4,444	6,262	3,591	4,151	3,241
Total current liabilities	5,903	5,802	7,194	8,750	6,393	6,383	5,174
Tenant deposits	2,095	2,695	2,495	2,495	2,145	5,240	2,795
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	7,998	8,497	9,689	11,245	8,538	11,623	7,969
Members’ equity (deficit)
Members’ capital	340,138	412,046	443,549	396,892	284,073	394,541	340,361
Accumulated deficit	(4,071)	(7,441)	(14,510)	(9,889)	(14,314)	(9,746)	(7,483)
Total members’ equity (deficit)	336,067	404,605	429,038	387,003	269,758	384,795	332,878
Total liabilities and members’ equity (deficit)	$344,065	$413,101	$438,727	$398,248	$278,296	$396,419	$340,846

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	William	Windgate	Wyndsong	Consolidated
ASSETS
Current assets:
Cash	$25,768	$20,196	$21,213	$1,611,276
Other receivables	-	-	-	36,057
Prepaid expenses	1,176	899	1,141	83,827
Due from related parties	-	-	-	-
Due from third party property manager	4,336	6,052	-	304,175
Total current assets	31,280	27,147	22,354	2,035,336
Property and equipment, net	328,607	295,954	349,864	25,293,251
Total assets	$359,887	$323,101	$372,219	$27,328,587

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,051	$2,495	$3,227	$353,194
Due to related parties	4,751	3,312	3,505	729,510
Total current liabilities	9,802	5,806	6,732	1,082,704
Tenant deposits	2,400	4,190	-	175,853
Bridge financing, related party	-	-	-	4,488,768
Total liabilities	12,202	9,996	6,732	5,747,324
Members’ equity (deficit)
Members’ capital	370,153	319,483	395,943	22,819,584
Accumulated deficit	(22,468)	(6,378)	(30,456)	(1,238,320)
Total members’ equity (deficit)	347,685	313,105	365,487	21,581,263
Total liabilities and members’ equity (deficit)	$359,887	$323,101	$372,219	$27,328,587

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Adela	Adler	Alex	Ameris	Arbolado	Arthur	Ashland
ASSETS
Current assets:
Cash	$11,889	$28,657	$24,582	$12,360	$21,870	$-	$22,920
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	5,475	4,388	4,502	4,921	4,402	-	4,782
Total current assets	17,364	33,045	29,084	17,280	26,272	-	27,702
Property and equipment, net	233,200	355,455	342,102	248,530	335,236	423,368	343,714
Total assets	$250,564	$388,500	$371,186	$265,811	$361,508	$423,368	$371,416

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,126	$5,519	$3,110	$1,125	$3,305	$20,676	$4,428
Tenant deposits	4,000	2,345	2,345	-	2,345	-	2,395
Due to (from) related parties	924	1,509	1,846	1,475	929	24,375	759
Total current liabilities	6,051	9,373	7,301	2,599	6,580	45,051	7,582
Bridge financing, related party	-	-	-	-	-	399,000	-
Total liabilities	6,051	9,373	7,301	2,599	6,580	444,051	7,582
Members’ equity (deficit)
Members’ capital	261,484	391,175	375,923	273,963	374,833	-	376,833
Accumulated deficit	(16,971)	(12,048)	(12,038)	(10,752)	(19,905)	(20,683)	(12,999)
Total members’ equity (deficit)	244,513	379,127	363,885	263,211	354,928	(20,683)	363,834
Total liabilities and members’ equity (deficit)	$250,564	$388,500	$371,186	$265,811	$361,508	$423,368	$371,416

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Belleglade	Blair	Briarmanor	Caldwell	Camila	Camphor	Chalkstone
ASSETS
Current assets:
Cash	$23,574	$8,474	$25,595	$-	$6,067	$9,075	$-
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	5,582	3,929	5,697	-	4,530	3,356	-
Total current assets	29,156	12,403	31,291	-	10,597	12,431	-
Property and equipment, net	370,758	346,440	403,513	289,618	380,485	266,050	397,735
Total assets	$399,914	$358,843	$434,804	$289,618	$391,081	$278,481	$397,735

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,512	$17,328	$2,024	$7,130	$14,864	$1,448	$30,602
Tenant deposits	2,995	1,995	3,095	-	2,295	1,745	-
Due to (from) related parties	1,819	31,170	5,421	15,760	49,635	2,068	16,377
Total current liabilities	6,326	50,492	10,540	22,890	66,795	5,261	46,979
Bridge financing, related party	-	227,000	-	275,372	356,675	-	365,000
Total liabilities	6,326	277,492	10,540	298,262	423,470	5,261	411,979
Members’ equity (deficit)
Members’ capital	403,668	109,656	447,814	-	-	287,349	-
Accumulated deficit	(10,080)	(28,305)	(23,550)	(8,644)	(32,388)	(14,129)	(14,244)
Total members’ equity (deficit)	393,588	81,350	424,264	(8,644)	(32,388)	273,220	(14,244)
Total liabilities and members’ equity (deficit)	$399,914	$358,843	$434,804	$289,618	$391,081	$278,481	$397,735

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Chesterton	Chloe	Clark	Cyrus	Evie	Farinosa	Fizzy
ASSETS
Current assets:
Cash	$29,396	$-	$10,711	$25,719	$9,070	$-	$27,842
Other receivables	1,793	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,585	-	4,003	3,596	3,817	-	4,526
Total current assets	35,774	-	14,714	29,314	12,887	-	32,368
Property and equipment, net	533,382	320,123	312,590	385,751	256,721	332,333	366,699
Total assets	$569,156	$320,123	$327,304	$415,065	$269,607	$332,333	$399,067

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$247	$8,786	$5,541	$2,809	$1,465	$3,166	$4,172
Tenant deposits	2,895	-	2,095	1,795	2,045	-	2,445
Due to (from) related parties	1,019	20,989	1,817	980	1,811	14,783	765
Total current liabilities	4,161	29,774	9,453	5,584	5,321	17,949	7,382
Bridge financing, related party	-	304,000	-	-	-	318,000	-
Total liabilities	4,161	333,774	9,453	5,584	5,321	335,949	7,382
Members’ equity (deficit)
Members’ capital	596,654	-	348,622	432,097	281,757	-	404,026
Accumulated deficit	(31,659)	(13,651)	(30,771)	(22,617)	(17,471)	(3,617)	(12,341)
Total members’ equity (deficit)	564,995	(13,651)	317,851	409,480	264,286	(3,617)	391,685
Total liabilities and members’ equity (deficit)	$569,156	$320,123	$327,304	$415,065	$269,607	$332,333	$399,067

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Fortress	Galleta	Gavin	Gerardo	Goldfinger	Goshen	Gracianna
ASSETS
Current assets:
Cash	$18,995	$24,285	$-	$25,821	$33,424	$-	$-
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	5,132	3,320	-	5,145	3,699	-	4,129
Total current assets	24,127	27,605	-	30,966	37,123	-	4,129
Property and equipment, net	361,619	290,558	388,152	366,532	535,379	404,587	339,779
Total assets	$385,746	$318,163	$388,152	$397,498	$572,502	$404,587	$343,909

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,270	$4,898	$10,571	$4,431	$3,534	$16,465	$13,160
Tenant deposits	2,895	1,695	-	2,795	2,495	-	2,195
Due to (from) related parties	1,561	423	22,878	1,390	3,009	24,055	37,580
Total current liabilities	8,726	7,016	33,448	8,616	9,037	40,519	52,935
Bridge financing, related party	-	-	361,000	-	-	374,000	318,000
Total liabilities	8,726	7,016	394,448	8,616	9,037	414,519	370,935
Members’ equity (deficit)
Members’ capital	397,513	329,585	-	397,621	587,722	-	-
Accumulated deficit	(20,493)	(18,438)	(6,297)	(8,740)	(24,258)	(9,932)	(27,026)
Total members’ equity (deficit)	377,020	311,147	(6,297)	388,881	563,464	(9,932)	(27,026)
Total liabilities and members’ equity (deficit)	$385,746	$318,163	$388,152	$397,498	$572,502	$404,587	$343,909

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Hendricks	Kitsune	Lenka	Liam	Lilinoe	Lois	Lucky
ASSETS
Current assets:
Cash	$18,831	$-	$17,307	$18,887	$27,612	$13,807	$-
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,611	-	4,371	6,239	5,239	5,013	-
Total current assets	23,442	-	21,678	25,126	32,851	18,820	-
Property and equipment, net	246,537	363,184	325,980	425,628	370,031	317,637	381,958
Total assets	$269,979	$363,184	$347,657	$450,754	$402,883	$336,457	$381,958

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,991	$4,908	$1,302	$1,875	$2,126	$5,541	$9,738
Tenant deposits	2,495	-	2,495	3,395	2,595	2,695	-
Due to (from) related parties	987	21,795	1,744	2,266	6,929	2,368	21,607
Total current liabilities	7,473	26,703	5,541	7,536	11,650	10,604	31,345
Bridge financing, related party	-	342,000	-	-	-	-	361,000
Total liabilities	7,473	368,703	5,541	7,536	11,650	10,604	392,345
Members’ equity (deficit)
Members’ capital	278,548	-	351,582	460,737	405,303	338,825	-
Accumulated deficit	(16,042)	(5,519)	(9,465)	(17,519)	(14,070)	(12,971)	(10,387)
Total members’ equity (deficit)	262,506	(5,519)	342,116	443,218	391,233	325,853	(10,387)
Total liabilities and members’ equity (deficit)	$269,979	$363,184	$347,657	$450,754	$402,883	$336,457	$381,958

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Marilyn	Metcalf	Monroe	Nathan	Orland	Parker	Poshington
ASSETS
Current assets:
Cash	$27,116	$21,624	$17,621	$11,052	$-	$-	$44,001
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,315	4,876	2,980	3,791	-	-	4,745
Total current assets	31,430	26,499	20,602	14,843	-	-	48,746
Property and equipment, net	359,427	306,818	359,920	178,525	336,654	406,222	380,399
Total assets	$390,858	$333,318	$380,521	$193,368	$336,654	$406,222	$429,145

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,176	$4,010	$3,175	$3,995	$2,304	$16,537	$2,363
Tenant deposits	2,295	2,695	2,095	2,443	-	-	2,395
Due to (from) related parties	957	1,490	645	665	19,059	22,298	1,384
Total current liabilities	6,428	8,195	5,915	7,103	21,363	38,835	6,142
Bridge financing, related party	-	-	-	-	318,000	377,000	-
Total liabilities	6,428	8,195	5,915	7,103	339,363	415,835	6,142
Members’ equity (deficit)
Members’ capital	397,390	329,641	407,576	201,553	-	-	438,296
Accumulated deficit	(12,960)	(4,518)	(32,970)	(15,288)	(2,710)	(9,613)	(15,293)
Total members’ equity (deficit)	384,429	325,123	374,606	186,265	(2,710)	(9,613)	423,003
Total liabilities and members’ equity (deficit)	$390,858	$333,318	$380,521	$193,368	$336,654	$406,222	$429,145

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Pumpkin	Raider	Rivendell	Rucker	Sambino	Sandpiper	Scarlett
ASSETS
Current assets:
Cash	$23,269	$25,748	$-	$-	$13,382	$30,985	$22,733
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,697	5,986	1,685	-	4,453	3,762	5,079
Total current assets	27,965	31,733	1,685	-	17,835	34,747	27,812
Property and equipment, net	321,805	360,094	235,366	408,886	295,146	387,484	432,306
Total assets	$349,771	$391,827	$237,050	$408,886	$312,981	$422,231	$460,117

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,451	$2,981	$6,081	$3,428	$2,867	$3,625	$1,220
Tenant deposits	2,545	2,995	1,645	-	2,645	1,895	2,795
Due to (from) related parties	1,863	1,289	35,472	29,450	1,861	800	1,161
Total current liabilities	8,859	7,265	43,198	32,878	7,373	6,320	5,177
Bridge financing, related party	-	-	209,305	381,495	-	-	-
Total liabilities	8,859	7,265	252,503	414,373	7,373	6,320	5,177
Members’ equity (deficit)
Members’ capital	348,221	397,506	-	-	321,592	431,645	482,495
Accumulated deficit	(7,309)	(12,944)	(15,453)	(5,487)	(15,984)	(15,734)	(27,555)
Total members’ equity (deficit)	340,912	384,562	(15,453)	(5,487)	305,608	415,911	454,941
Total liabilities and members’ equity (deficit)	$349,771	$391,827	$237,050	$408,886	$312,981	$422,231	$460,117

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Sinalda	Stonemill	Targaryen	Terrien	Tilly	Troncos	Tully
ASSETS
Current assets:
Cash	$22,173	$20,403	$26,626	$24,162	$14,515	$23,826	$31,158
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	2,207	-	-	-	-	-
Due from (to) third party property manager	7,937	4,797	5,382	4,575	3,867	4,087	6,691
Total current assets	30,110	27,407	32,008	28,737	18,382	27,912	37,850
Property and equipment, net	381,572	385,942	386,377	414,103	312,120	343,241	473,187
Total assets	$411,682	$413,349	$418,385	$442,840	$330,502	$371,153	$511,036

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,884	$2,922	$2,719	$3,229	$3,646	$4,253	$6,375
Tenant deposits	3,293	2,545	2,695	2,595	2,195	2,395	3,893
Due to (from) related parties	2,109	-	2,982	693	1,191	1,571	2,222
Total current liabilities	10,286	5,467	8,396	6,517	7,032	8,219	12,490
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	10,286	5,467	8,396	6,517	7,032	8,219	12,490
Members’ equity (deficit)
Members’ capital	418,910	435,196	416,333	452,333	344,435	379,436	518,811
Accumulated deficit	(17,514)	(27,313)	(6,345)	(16,010)	(20,965)	(16,502)	(20,265)
Total members’ equity (deficit)	401,396	407,882	409,989	436,323	323,470	362,934	498,546
Total liabilities and members’ equity (deficit)	$411,682	$413,349	$418,385	$442,840	$330,502	$371,153	$511,036

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Tyrell	Vega	Wasilla	Wendover	Wesley	Whippoorwill	Wildcat
ASSETS
Current assets:
Cash	$27,017	$30,227	$27,566	$21,765	$14,087	$25,111	$20,748
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	3,667	4,870	4,920	4,807	4,017	7,097	5,070
Total current assets	30,684	35,097	32,486	26,571	18,104	32,209	25,818
Property and equipment, net	318,510	385,751	412,935	372,100	261,398	370,482	320,011
Total assets	$349,194	$420,848	$445,421	$398,672	$279,502	$402,691	$345,829

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,199	$2,448	$1,343	$1,330	$1,815	$3,953	$3,528
Tenant deposits	2,095	2,695	2,495	2,495	2,145	5,240	2,795
Due to (from) related parties	1,481	1,639	1,712	1,247	1,991	1,432	875
Total current liabilities	7,776	6,782	5,550	5,072	5,951	10,625	7,199
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	7,776	6,782	5,550	5,072	5,951	10,625	7,199
Members’ equity (deficit)
Members’ capital	349,449	422,109	456,261	407,203	290,564	406,069	351,219
Accumulated deficit	(8,031)	(8,043)	(16,390)	(13,604)	(17,012)	(14,004)	(12,589)
Total members’ equity (deficit)	341,418	414,066	439,871	393,600	273,552	392,066	338,630
Total liabilities and members’ equity (deficit)	$349,194	$420,848	$445,421	$398,672	$279,502	$402,691	$345,829

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	William	Windgate	Wyndsong	Consolidated
ASSETS
Current assets:
Cash	$-	$22,600	$23,052	$1,109,334
Other receivables	-	-	-	1,793
Prepaid expenses	-	-	-	-
Due from related parties	-	-	-	2,207
Due from (to) third party property manager	1,393	6,221	4,334	249,089
Total current assets	1,393	28,821	27,386	1,362,424
Property and equipment, net	333,169	300,123	354,772	23,256,206
Total assets	$334,562	$328,944	$382,158	$24,618,630

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$11,125	$4,636	$1,396	$351,208
Tenant deposits	2,400	4,190	2,195	137,379
Due to (from) related parties	22,190	1,304	4,451	512,307
Total current liabilities	35,715	10,130	8,042	1,000,895
Bridge financing, related party	318,000	-	-	5,604,847
Total liabilities	353,715	10,130	8,042	6,605,742
Members’ equity (deficit)
Members’ capital	-	328,753	402,493	19,048,781
Accumulated deficit	(19,153)	(9,939)	(28,377)	(1,035,893)
Total members’ equity (deficit)	(19,153)	318,814	374,117	18,012,888
Total liabilities and members’ equity (deficit)	$334,562	$328,944	$382,158	$24,618,630

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adela	Adler	Alex	Ameris	Arbolado	Arthur	Ashland

Rental income	$10,800	$12,720	$12,720	$6,183	$12,720	$13,494	$14,370

Operating expenses:
Depreciation	3,231	4,908	4,765	3,452	4,648	5,789	4,744
Insurance	1,131	581	743	1,131	588	608	709
Management fees	420	457	489	406	445	632	463
Management fees, related party	1,149	1,678	1,644	968	1,618	1,528	1,761
Repairs and maintenance	-	-	-	1,109	1,049	2,121	-
Property taxes	1,296	1,573	(1,344)	1,386	1,556	2,292	30
Other operating expenses	1,034	1,532	1,860	2,523	2,870	5,723	1,813
Total operating expenses	8,262	10,728	8,157	10,974	12,773	18,692	9,520

Income (loss) from operations	2,538	1,992	4,563	(4,791)	(53)	(5,198)	4,850

Other expense (income)
Interest expense	-	-	-	-	-	6,412	-
Total other expense	-	-	-	-	-	6,412	-

Net income (loss)	$2,538	$1,992	$4,563	$(4,791)	$(53)	$(11,610)	$4,850

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Belleglade	Blair	Briarmanor	Caldwell	Camila	Camphor	Chadwick

Rental income	$15,270	$11,970	$15,870	$8,215	$13,770	$10,470	$383

Operating expenses:
Depreciation	5,162	4,795	6,464	3,942	6,752	4,315	-
Insurance	786	612	789	663	750	652	204
Management fees	420	490	420	710	420	420	518
Management fees, related party	1,926	1,588	2,050	798	1,786	1,213	-
Repairs and maintenance	-	375	-	565	-	-	3,652
Property taxes	2,004	1,887	1,462	1,344	1,521	353	935
Other operating expenses	1,007	3,757	941	5,546	3,623	886	2,207
Total operating expenses	11,306	13,504	12,126	13,568	14,852	7,838	7,516

Income (loss) from operations	3,964	(1,534)	3,744	(5,353)	(1,082)	2,632	(7,133)

Other expense (income)
Interest expense	-	2,241	-	5,569	2,705	-	3,208
Total other expense	-	2,241	-	5,569	2,705	-	3,208

Net income (loss)	$3,964	$(3,774)	$3,744	$(10,922)	$(3,787)	$2,632	$(10,341)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Chalkstone	Chesterton	Chloe	Clark	Cyrus	Evie	Farinosa

Rental income	$6,952	$17,330	$8,778	$13,365	$10,559	$10,920	$3,137

Operating expenses:
Depreciation	6,603	7,364	4,379	4,369	5,348	3,555	4,978
Insurance	829	885	613	624	599	597	811
Management fees	517	452	490	515	764	420	1,122
Management fees, related party	416	2,580	998	1,668	1,599	1,231	114
Repairs and maintenance	1,103	322	745	798	489	-	4,788
Property taxes	1,297	2,529	1,570	156	1,101	417	3,550
Other operating expenses	4,683	1,092	3,230	1,948	4,060	1,802	3,359
Total operating expenses	15,447	15,225	12,025	10,077	13,960	8,022	18,722

Income (loss) from operations	(8,495)	2,105	(3,247)	3,288	(3,400)	2,898	(15,585)

Other expense (income)
Interest expense	11,730	-	7,386	-	-	-	10,221
Total other expense	11,730	-	7,386	-	-	-	10,221

Net income (loss)	$(20,225)	$2,105	$(10,633)	$3,288	$(3,400)	$2,898	$(25,806)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Fizzy	Fortress	Galleta	Gavin	Gerardo	Goldfinger	Goshen

Rental income	$13,320	$14,670	$10,170	$10,519	$14,070	$14,970	$8,551

Operating expenses:
Depreciation	5,061	5,732	4,014	5,750	5,082	7,461	6,177
Insurance	640	701	557	1,848	624	988	770
Management fees	718	477	425	511	421	571	335
Management fees, related party	1,746	1,834	1,271	914	1,811	2,427	601
Repairs and maintenance	2,498	160	50	4,455	-	410	260
Property taxes	380	717	(1,779)	1,873	647	(1,116)	949
Other operating expenses	1,858	1,229	1,025	5,254	2,033	2,252	4,268
Total operating expenses	12,901	10,850	5,563	20,604	10,618	12,993	13,361

Income (loss) from operations	419	3,820	4,607	(10,085)	3,452	1,977	(4,810)

Other expense (income)
Interest expense	-	-	-	8,611	-	-	12,088
Total other expense	-	-	-	8,611	-	-	12,088

Net income (loss)	$419	$3,820	$4,607	$(18,696)	$3,452	$1,977	$(16,898)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Gracianna	Haynes	Hendricks	Kanan	Kitsune	Lancer	Lenka

Rental income	$13,170	$3,912	$12,270	$2,305	$8,568	$-	$14,970

Operating expenses:
Depreciation	5,122	1,610	3,408	1,692	4,967	2,885	4,551
Insurance	361	403	690	401	933	518	854
Management fees	544	293	420	710	459	1,034	420
Management fees, related party	1,639	173	1,312	114	585	-	1,768
Repairs and maintenance	947	1,170	-	4,606	1,637	1,839	-
Property taxes	3,351	1,925	2,108	1,013	1,207	1,980	1,811
Other operating expenses	3,475	3,604	738	2,286	5,902	3,332	661
Total operating expenses	15,438	9,177	8,675	10,821	15,691	11,588	10,065

Income (loss) from operations	(2,268)	(5,265)	3,595	(8,515)	(7,123)	(11,588)	4,905

Other expense (income)
Interest expense	1,666	5,698	-	6,084	10,930	8,892	-
Total other expense	1,666	5,698	-	6,084	10,930	8,892	-

Net income (loss)	$(3,934)	$(10,963)	$3,595	$(14,600)	$(18,052)	$(20,480)	$4,905

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Liam	Lilinoe	Lois	Lucky	Marilyn	Metcalf	Monroe

Rental income	$17,670	$15,708	$13,527	$8,534	$13,770	$13,470	$12,540

Operating expenses:
Depreciation	5,946	5,132	4,550	5,217	4,951	4,721	4,961
Insurance	882	1,056	624	692	706	639	708
Management fees	436	499	450	350	576	481	591
Management fees, related party	2,284	1,962	1,627	403	1,776	1,573	1,741
Repairs and maintenance	-	285	250	698	754	350	278
Property taxes	1,555	1,687	234	1,742	121	744	121
Other operating expenses	1,215	1,813	1,238	2,432	1,464	1,458	2,339
Total operating expenses	12,318	12,434	8,972	11,533	10,349	9,966	10,739

Income (loss) from operations	5,352	3,274	4,555	(2,999)	3,421	3,504	1,801

Other expense (income)
Interest expense	-	-	-	11,602	-	-	-
Total other expense	-	-	-	11,602	-	-	-

Net income (loss)	$5,352	$3,274	$4,555	$(14,601)	$3,421	$3,504	$1,801

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Nathan	Orland	Ozark	Parker	Poshington	Preston	Pumpkin

Rental income	$8,070	$6,399	$2,863	$10,146	$14,520	$-	$13,920

Operating expenses:
Depreciation	2,473	4,598	1,427	6,693	5,977	1,086	4,504
Insurance	414	672	435	773	634	294	737
Management fees	430	442	610	1,329	2,268	786	462
Management fees, related party	766	302	98	915	1,879	-	1,673
Repairs and maintenance	100	(1,855)	4,042	5,874	552	7,576	-
Property taxes	(546)	1,845	1,770	2,184	(92)	1,472	27
Other operating expenses	1,414	4,768	1,895	7,209	982	1,279	1,840
Total operating expenses	5,050	10,772	10,276	24,975	12,200	12,492	9,242

Income (loss) from operations	3,020	(4,373)	(7,413)	(14,829)	2,320	(12,492)	4,678

Other expense (income)
Interest expense	-	10,336	5,678	10,619	-	3,900	-
Total other expense	-	10,336	5,678	10,619	-	3,900	-

Net income (loss)	$3,020	$(14,708)	$(13,091)	$(25,448)	$2,320	$(16,393)	$4,678

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Raider	Rivendell	Rosalee	Rucker	Sambino	Sandpiper	Scarlett

Rental income	$17,970	$8,520	$-	$9,580	$13,170	$11,370	$14,070

Operating expenses:
Depreciation	5,442	3,283	1,944	5,593	4,141	5,347	5,996
Insurance	664	266	419	778	685	569	674
Management fees	420	1,006	843	280	420	576	1,061
Management fees, related party	2,098	967	-	486	1,533	1,664	2,020
Repairs and maintenance	-	4,697	1,224	(1,373)	-	-	3,936
Property taxes	5,843	1,176	1,953	2,618	882	96	8,370
Other operating expenses	1,066	4,414	2,091	3,276	2,206	2,531	1,337
Total operating expenses	15,532	15,809	8,474	11,659	9,868	10,782	23,394

Income (loss) from operations	2,438	(7,289)	(8,474)	(2,079)	3,302	588	(9,324)

Other expense (income)
Interest expense	-	264	7,124	12,261	-	-	-
Total other expense	-	264	7,124	12,261	-	-	-

Net income (loss)	$2,438	$(7,553)	$(15,598)	$(14,340)	$3,302	$588	$(9,324)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sinalda	Stonemill	Targaryen	Terrien	Tilly	Troncos	Tully

Rental income	$13,170	$13,795	$16,170	$15,720	$13,170	$11,670	$16,410

Operating expenses:
Depreciation	5,315	5,342	5,352	5,713	4,826	4,795	6,576
Insurance	730	734	760	828	693	595	1,186
Management fees	579	429	420	875	455	420	483
Management fees, related party	1,800	1,854	2,038	2,079	1,564	1,564	2,336
Repairs and maintenance	32	89	-	4,550	348	-	-
Property taxes	(1,363)	1,258	3,574	(815)	347	583	(2,724)
Other operating expenses	1,885	1,157	920	1,509	1,261	1,330	2,219
Total operating expenses	8,978	10,862	13,063	14,738	9,493	9,287	10,075

Income (loss) from operations	4,192	2,933	3,107	983	3,677	2,383	6,335

Other expense (income)
Interest expense	-	-	-	-	-	-	-
Total other expense	-	-	-	-	-	-	-

Net income (loss)	$4,192	$2,933	$3,107	$983	$3,677	$2,383	$6,335

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Tyrell	Vega	Wasilla	Wendover	Wesley	Whippoorwill	Wildcat

Rental income	$12,570	$13,470	$14,970	$14,970	$11,520	$15,120	$14,070

Operating expenses:
Depreciation	4,437	5,348	6,508	5,155	3,581	5,134	4,417
Insurance	636	599	788	1,981	1,183	859	707
Management fees	420	716	420	420	455	492	465
Management fees, related party	1,550	1,832	2,023	1,903	1,283	1,909	1,666
Repairs and maintenance	-	13	-	330	-	-	-
Property taxes	96	261	2,962	451	800	188	(166)
Other operating expenses	1,471	4,100	389	1,016	1,520	2,281	1,876
Total operating expenses	8,610	12,869	13,090	11,256	8,822	10,862	8,965

Income (loss) from operations	3,960	601	1,880	3,714	2,698	4,258	5,105

Other expense (income)
Interest expense	-	-	-	-	-	-	-
Total other expense	-	-	-	-	-	-	-

Net income (loss)	$3,960	$601	$1,880	$3,714	$2,698	$4,258	$5,105

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	William	Windgate	Wyndsong	Consolidated

Rental income	$13,050	$12,570	$8,780	$828,472

Operating expenses:
Depreciation	4,563	4,170	4,908	343,197
Insurance	739	587	707	52,822
Management fees	597	468	413	41,168
Management fees, related party	1,462	1,493	1,499	100,123
Repairs and maintenance	624	137	85	68,741
Property taxes	1,953	525	1,671	85,381
Other operating expenses	4,361	1,629	1,575	172,178
Total operating expenses	14,298	9,010	10,859	863,609

Income (loss) from operations	(1,248)	3,560	(2,079)	(35,137)

Other expense (income)
Interest expense	2,067	-	-	167,290
Total other expense	2,067	-	-	167,290

Net income (loss)	$(3,315)	$3,560	$(2,079)	$(202,427)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Blair

Rental income	$-	$3,039	$790	$4,186	$-	$4,072	$-

Operating expenses:
Depreciation	538	818	2,383	1,151	775	1,721	-
Insurance	213	329	523	304	306	450	210
Management fees	-	140	70	210	-	140	-
Management fees, related party	-	353	523	402	-	561	-
Repairs & maintenance	9,074	2,843	545	9,217	5,027	3,047	7,285
Property taxes	430	660	1,278	692	623	1,031	642
Other operating expenses	2,240	5,179	6,542	6,412	1,795	5,153	2,399
Total operating expenses	12,496	10,321	11,864	18,388	8,526	12,102	10,536

Loss from operations	(12,496)	(7,283)	(11,073)	(14,202)	(8,526)	(8,030)	(10,536)

Other expense
Interest expense	2,713	5,315	3,594	4,667	3,894	4,361	3,297
Total other expense	2,713	5,315	3,594	4,667	3,894	4,361	3,297

Net loss	$(15,209)	$(12,598)	$(14,667)	$(18,869)	$(12,420)	$(12,391)	$(13,833)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Briarmanor	Camphor	Chesterton	Clark	Cyrus	Evie	Fortress

Rental income	$-	$2,501	$-	$7,753	$-	$243	$3,342

Operating expenses:
Depreciation	335	2,272	-	4,369	891	-	2,044
Insurance	240	398	161	546	352	155	432
Management fees	-	140	-	350	-	70	140
Management fees, related party	-	467	-	913	-	-	307
Repairs & maintenance	459	4,257	-	800	475	11,627	9,691
Property taxes	733	972	-	1,799	718	475	990
Other operating expenses	2,571	8,075	254	8,168	2,097	3,627	6,746
Total operating expenses	4,338	16,580	416	16,945	4,533	15,954	20,350

Loss from operations	(4,338)	(14,079)	(416)	(9,193)	(4,533)	(15,712)	(17,008)

Other expense
Interest expense	3,774	4,344	1,199	1,044	5,971	1,821	7,315
Total other expense	3,774	4,344	1,199	1,044	5,971	1,821	7,315

Net loss	$(8,111)	$(18,423)	$(1,615)	$(10,236)	$(10,504)	$(17,533)	$(24,323)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Galleta	Gerardo	Goldfinger	Hendricks	Lenka	Liam	Lilinoe

Rental income	$-	$1,407	$3,244	$1,704	$6,071	$7,559	$2,768

Operating expenses:
Depreciation	-	-	4,974	-	2,276	2,973	855
Insurance	88	221	1,020	150	495	645	338
Management fees	-	70	140	-	210	210	140
Management fees, related party	-	43	1,229	136	771	1,040	325
Repairs & maintenance	-	804	2,866	8,751	3,880	11,407	3,545
Property taxes	-	675	2,567	458	1,210	1,392	688
Other operating expenses	917	2,576	8,302	2,132	6,480	7,174	4,955
Total operating expenses	1,004	4,389	21,099	11,628	15,321	24,840	10,845

Loss from operations	(1,004)	(2,982)	(17,856)	(9,924)	(9,250)	(17,281)	(8,077)

Other expense
Interest expense	348	2,979	5,168	2,054	3,677	6,822	5,468
Total other expense	348	2,979	5,168	2,054	3,677	6,822	5,468

Net loss	$(1,353)	$(5,961)	$(23,024)	$(11,978)	$(12,927)	$(24,104)	$(13,546)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Lois	Marilyn	Metcalf	Monroe	Nathan	Poshington	Pumpkin

Rental income	$11,225	$-	$3,742	$-	$-	$-	$9,125

Operating expenses:
Depreciation	4,550	-	961	-	-	-	3,003
Insurance	546	109	366	109	108	227	587
Management fees	350	-	140	-	-	-	280
Management fees, related party	1,521	-	465	-	-	-	1,103
Repairs & maintenance	150	-	2,133	-	4,067	80	2,907
Property taxes	1,799	-	839	-	330	695	1,496
Other operating expenses	3,515	541	4,912	541	1,219	600	7,523
Total operating expenses	12,432	651	9,816	651	5,723	1,602	16,898

Loss from operations	(1,207)	(651)	(6,074)	(651)	(5,723)	(1,602)	(7,772)

Other expense
Interest expense	-	1,687	1,748	1,687	1,482	2,210	3,728
Total other expense	-	1,687	1,748	1,687	1,482	2,210	3,728

Net loss	$(1,207)	$(2,337)	$(7,822)	$(2,337)	$(7,205)	$(3,812)	$(11,500)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Raider	Sambino	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen

Rental income	$-	$10,082	$-	$469	$805	$-	$4,132

Operating expenses:
Depreciation	-	3,451	-	999	2,657	-	892
Insurance	108	540	117	394	583	234	354
Management fees	-	350	-	70	70	-	140
Management fees, related party	-	1,276	-	-	583	-	385
Repairs & maintenance	-	330	-	7,782	1,795	8,368	2,211
Property taxes	-	1,650	-	803	1,426	715	169
Other operating expenses	464	9,203	1,115	3,256	8,280	2,147	4,312
Total operating expenses	572	16,800	1,232	13,305	15,395	11,463	8,462

Loss from operations	(572)	(6,718)	(1,232)	(12,836)	(14,590)	(11,463)	(4,329)

Other expense
Interest expense	1,297	3,230	268	7,280	5,453	3,674	5,549
Total other expense	1,297	3,230	268	7,280	5,453	3,674	5,549

Net loss	$(1,869)	$(9,947)	$(1,500)	$(20,116)	$(20,043)	$(15,138)	$(9,878)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Tilly	Troncos	Tully	Tyrell	Vega	Wasilla	Wendover

Rental income	$-	$5,835	$-	$2,793	$2,395	$-	$-

Operating expenses:
Depreciation	897	3,197	2,192	1,479	891	2,317	-
Insurance	279	630	577	386	352	498	225
Management fees	-	210	-	140	140	-	-
Management fees, related party	-	607	481	419	317	208	-
Repairs & maintenance	3,804	2,627	3,230	1,225	525	1,959	1,595
Property taxes	568	1,604	1,323	884	718	1,141	688
Other operating expenses	3,703	6,345	4,749	5,480	5,050	5,375	1,118
Total operating expenses	9,252	15,220	12,552	10,013	7,994	11,498	3,625

Loss from operations	(9,252)	(9,385)	(12,552)	(7,220)	(5,599)	(11,498)	(3,625)

Other expense
Interest expense	3,544	10,252	8,886	5,558	5,396	7,738	2,185
Total other expense	3,544	10,252	8,886	5,558	5,396	7,738	2,185

Net loss	$(12,796)	$(19,637)	$(21,438)	$(12,778)	$(10,994)	$(19,236)	$(5,811)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Whippoorwill	Windgate	Wyndsong	Consolidated

Rental income	$-	$2,724	$-	$102,005

Operating expenses:
Depreciation	-	695	-	56,556
Insurance	224	272	215	15,619
Management fees	-	140	-	4,060
Management fees, related party	-	249	-	14,684
Repairs & maintenance	3,803	4,225	15,239	163,653
Property taxes	684	555	658	36,778
Other operating expenses	1,981	5,235	2,215	182,672
Total operating expenses	6,692	11,371	18,328	474,021

Loss from operations	(6,692)	(8,648)	(18,328)	(372,017)

Other expense
Interest expense	3,068	3,070	2,093	170,907
Total other expense	3,068	3,070	2,093	170,907

Net loss	$(9,760)	$(11,717)	$(20,421)	$(542,924)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adela	Adler	Alex	Ameris	Arbolado	Arthur	Ashland	Belleglade

Balance at January 1, 2026	$244,513	$379,127	$363,885	$263,211	$354,928	$(20,683)	$363,834	$393,588
Issuance of membership units, net of offering costs	-	-	-	-	-	463,207	-	-
Deemed contribution from manager	-	-	-	-	-	7,350	-	-
Distributions	(6,935)	(8,906)	(10,883)	(2,500)	(8,922)	(4,652)	(10,526)	(10,453)
Net income (loss)	2,538	1,992	4,563	(4,791)	(53)	(11,610)	4,850	3,964
Balance at June 30, 2026	$240,117	$372,213	$357,565	$255,920	$345,953	$433,612	$358,158	$387,100

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Blair	Briarmanor	Caldwell	Camila	Camphor	Chadwick	Chalkstone	Chesterton

Balance at January 1, 2026	$81,350	$424,264	$(8,644)	$(32,388)	$273,220	$-	$(14,244)	$564,995
Issuance of membership units, net of offering costs	272,373	-	318,910	420,893	-	-	-	(100)
Deemed contribution from manager	16,108	-	10,858	6,440	-	-	-	-
Distributions	(5,171)	(10,154)	(1,099)	(7,301)	(8,016)	-	-	(12,103)
Net income (loss)	(3,774)	3,744	(10,922)	(3,787)	2,632	(10,341)	(20,225)	2,105
Balance at June 30, 2026	$360,886	$417,854	$309,103	$383,857	$267,836	$(10,341)	$(34,469)	$554,897

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Chloe	Clark	Cyrus	Evie	Farinosa	Fizzy	Fortress	Galleta

Balance at January 1, 2026	$(13,651)	$317,851	$409,480	$264,286	$(3,617)	$391,685	$377,020	$311,147
Issuance of membership units, net of offering costs	217,256	-	-	-	-	-	-	-
Deemed contribution from manager	-	-	-	-	-	-	-	-
Distributions	(1,712)	(6,003)	(7,587)	(8,246)	-	(10,074)	(10,803)	(7,339)
Net income (loss)	(10,633)	3,288	(3,400)	2,898	(25,806)	419	3,820	4,607
Balance at June 30, 2026	$191,259	$315,136	$398,493	$258,938	$(29,423)	$382,031	$370,037	$308,416

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Gavin	Gerardo	Goldfinger	Goshen	Gracianna	Haynes	Hendricks	Kanan

Balance at January 1, 2026	$(6,297)	$388,881	$563,464	$(9,932)	$(27,026)	$-	$262,506	$-
Issuance of membership units, net of offering costs	415,270	-	-	253,212	370,678	-	-	-
Deemed contribution from manager	6,650	-	-	-	5,860	-	-	-
Distributions	(2,711)	(10,941)	(10,041)	(761)	(5,804)	-	(9,918)	-
Net income (loss)	(18,696)	3,452	1,977	(16,898)	(3,934)	(10,963)	3,595	(14,600)
Balance at June 30, 2026	$394,216	$381,392	$555,401	$225,621	$339,774	$(10,963)	$256,183	$(14,600)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Kitsune	Lancer	Lenka	Liam	Lilinoe	Lois	Lucky	Marilyn

Balance at January 1, 2026	$(5,519)	$-	$342,116	$443,218	$391,233	$325,853	$(10,387)	$384,429
Issuance of membership units, net of offering costs	395,956	-	-	-	-	-	-	-
Deemed contribution from manager	7,719	-	-	-	-	-	-	-
Distributions	-	-	(10,946)	(13,015)	(10,322)	(10,202)	-	(10,381)
Net income (loss)	(18,052)	(20,480)	4,905	5,352	3,274	4,555	(14,601)	3,421
Balance at June 30, 2026	$380,103	$(20,480)	$336,075	$435,554	$384,186	$320,206	$(24,989)	$377,470

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Metcalf	Monroe	Nathan	Orland	Ozark	Parker	Poshington	Preston

Balance at January 1, 2026	$325,123	$374,606	$186,265	$(2,710)	$-	$(9,613)	$423,003	$-
Issuance of membership units, net of offering costs	-	-	-	-	-	445,862	-	-
Deemed contribution from manager	-	-	-	-	-	6,940	-	-
Distributions	(10,415)	(6,587)	(5,217)	-	-	(1,540)	(12,849)	-
Net income (loss)	3,504	1,801	3,020	(14,708)	(13,091)	(25,448)	2,320	(16,393)
Balance at June 30, 2026	$318,212	$369,820	$184,068	$(17,418)	$(13,091)	$416,201	$412,474	$(16,393)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Pumpkin	Raider	Rivendell	Rosalee	Rucker	Sambino	Sandpiper	Scarlett

Balance at January 1, 2026	$340,912	$384,562	$(15,453)	$-	$(5,487)	$305,608	$415,911	$454,941
Issuance of membership units, net of offering costs	-	-	260,723	-	-	-	-	-
Deemed contribution from manager	-	-	4,592	-	-	-	-	-
Distributions	(11,067)	(13,682)	(3,547)	-	-	(9,072)	(8,587)	(10,616)
Net income (loss)	4,678	2,438	(7,553)	(15,598)	(14,340)	3,302	588	(9,324)
Balance at June 30, 2026	$334,522	$373,317	$238,762	$(15,598)	$(19,827)	$299,838	$407,912	$435,001

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sinalda	Stonemill	Targaryen	Terrien	Tilly	Troncos	Tully	Tyrell	Vega

Balance at January 1, 2026	$401,396	$407,882	$409,989	$436,323	$323,470	$362,934	$498,546	$341,418	$414,066
Issuance of membership units, net of offering costs	-	-	-	-	-	-	-	-	-
Deemed contribution from manager	-	-	-	-	-	-	-	-	-
Distributions	(9,644)	(10,648)	(11,965)	(11,547)	(8,439)	(8,747)	(10,414)	(9,311)	(10,063)
Net income (loss)	4,192	2,933	3,107	983	3,677	2,383	6,335	3,960	601
Balance at June 30, 2026	$395,944	$400,167	$401,130	$425,758	$318,707	$356,570	$494,467	$336,067	$404,605

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Wasilla	Wendover	Wesley	Whippoorwill	Wildcat	William	Windgate	Wyndsong	Consolidated

Balance at January 1, 2026	$439,871	$393,600	$273,552	$392,066	$338,630	$(19,153)	$318,814	$374,117	$18,012,888
Issuance of membership units, net of offering costs	-	-	-	-	-	369,723	-	-	4,203,963
Deemed contribution from manager	-	-	-	-	-	5,860	-	-	78,376
Distributions	(12,712)	(10,311)	(6,491)	(11,528)	(10,858)	(5,430)	(9,270)	(6,550)	(511,537)
Net income (loss)	1,880	3,714	2,698	4,258	5,105	(3,315)	3,560	(2,079)	(202,427)
Balance at June 30, 2026	$429,038	$387,003	$269,758	$384,795	$332,878	$347,685	$313,105	$365,487	$21,581,263

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Blair	Briarmanor

Balance at January 1, 2025	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	-	394,425	380,050	279,041	-	409,937	-	-
Deemed contribution from manager	-	5,315	3,594	3,267	-	4,361	-	-
Distributions	-	-	-	(1,024)	-	-	-	-
Net loss	(15,209)	(12,598)	(14,667)	(18,869)	(12,420)	(12,391)	(13,833)	(8,111)
Balance at June 30, 2025	$(15,209)	$387,142	$368,977	$262,414	$(12,420)	$401,907	$(13,833)	$(8,111)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Camphor	Chesterton	Clark	Cyrus	Evie	Fortress	Galleta	Gerardo

Balance at January 1, 2025	$-	$-	$(13,986)	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	292,218	-	353,969	-	-	401,935	-	-
Deemed contribution from manager	2,831	-	-	-	-	5,254	-	-
Distributions	-	-	(4,282)	-	-	-	-	-
Net loss	(18,423)	(1,615)	(10,236)	(10,504)	(17,533)	(24,323)	(1,353)	(5,961)
Balance at June 30, 2025	$276,626	$(1,615)	$325,465	$(10,504)	$(17,533)	$382,865	$(1,353)	$(5,961)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Goldfinger	Hendricks	Lenka	Liam	Lilinoe	Lois	Marilyn	Metcalf

Balance at January 1, 2025	$-	$-	$-	$-	$-	$339,123	$-	$-
Issuance of membership units, net of offering costs	591,504	-	360,526	470,558	410,024	-	-	337,215
Deemed contribution from manager	5,491	-	3,677	4,363	5,468	-	-	1,748
Distributions	-	-	(1,597)	(1,830)	-	(8,139)	-	-
Net loss	(23,024)	(11,978)	(12,927)	(24,104)	(13,546)	(1,207)	(2,337)	(7,822)
Balance at June 30, 2025	$573,972	$(11,978)	$349,679	$448,987	$401,947	$329,778	$(2,337)	$331,141

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Monroe	Nathan	Poshington	Pumpkin	Raider	Sambino	Sandpiper	Scarlett

Balance at January 1, 2025	$-	$-	$-	$-	$-	$(9,988)	$-	$-
Issuance of membership units, net of offering costs	-	-	-	359,521	-	332,102	-	-
Deemed contribution from manager	-	-	-	3,728	-	4,874	-	-
Distributions	-	-	-	(4,038)	-	(5,558)	-	-
Net loss	(2,337)	(7,205)	(3,812)	(11,500)	(1,869)	(9,947)	(1,500)	(20,116)
Balance at June 30, 2025	$(2,337)	$(7,205)	$(3,812)	$347,710	$(1,869)	$311,482	$(1,500)	$(20,116)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sinalda	Stonemill	Targaryen	Tilly	Troncos	Tully	Tyrell	Vega

Balance at January 1, 2025	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	422,948	-	424,311	-	381,859	520,752	354,803	425,168
Deemed contribution from manager	3,229	-	3,300	-	8,174	6,220	3,803	5,396
Distributions	-	-	-	-	(2,138)	-	-	-
Net loss	(20,043)	(15,138)	(9,878)	(12,796)	(19,637)	(21,438)	(12,778)	(10,994)
Balance at June 30, 2025	$406,134	$(15,138)	$417,733	$(12,796)	$368,258	$505,534	$345,829	$419,569

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Wasilla	Wendover	Whippoorwill	Windgate	Wyndsong	Consolidated

Balance at January 1, 2025	$-	$-	$-	$-	$-	$315,149
Issuance of membership units, net of offering costs	375,129	-	-	333,979	-	8,611,974
Deemed contribution from manager	7,738	-	-	3,070	-	94,899
Distributions	-	-	-	-	-	(28,607)
Net loss	(19,236)	(5,811)	(9,760)	(11,717)	(20,421)	(542,924)
Balance at June 30, 2025	$363,631	$(5,811)	$(9,760)	$325,332	$(20,421)	$8,450,492

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Adela	Adler	Alex	Ameris	Arbolado	Arthur

Cash Flows from Operating Activities:
Net income (loss)	$2,538	$1,992	$4,563	$(4,791)	$(53)	$(11,610)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,231	4,908	4,765	3,452	4,648	5,789
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,754)	(890)	(1,125)	(1,755)	(899)	(1,079)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	(95)	188	127	1,739	392	(4,892)
Increase (decrease) in liabilities
Accrued expenses	1,444	1,359	(1,451)	1,533	(346)	(20,193)
Tenant deposits	-	-	-	1,750	-	2,595
Due to (from) related parties	2,850	2,166	2,396	2,643	2,118	21,187
Net cash provided by (used in) operating activities	8,214	9,724	9,274	4,572	5,859	(8,203)

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(39,510)
Repayments of bridge financing, related party	-	-	-	-	-	(399,000)
Net proceeds from the issuance of membership units	-	-	-	-	-	463,207
Contributions from manager	-	-	-	-	-	7,350
Distributions	(6,935)	(8,906)	(10,883)	(2,500)	(8,922)	(4,652)
Net cash provided by (used in) financing activities	(6,935)	(8,906)	(10,883)	(2,500)	(8,922)	27,395

Net change in cash	1,279	818	(1,608)	2,072	(3,063)	19,192
Cash at beginning of the period	11,889	28,657	24,582	12,360	21,870	-
Cash at end of the period	$13,168	$29,475	$22,974	$14,431	$18,808	$19,192

Cash paid for (refunded from) income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$6,412

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Ashland	Belleglade	Blair	Briarmanor	Caldwell	Camila

Cash Flows from Operating Activities:
Net income (loss)	$4,850	$3,964	$(3,774)	$3,744	$(10,922)	$(3,787)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,744	5,162	4,795	6,464	3,942	6,752
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,138)	(1,197)	(936)	(1,202)	(1,051)	(1,167)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	62	144	(27)	215	(3,917)	49
Increase (decrease) in liabilities
Accrued expenses	(2,141)	1,925	(14,766)	1,386	(4,263)	(9,842)
Tenant deposits	-	-	-	-	2,245	-
Due to (from) related parties	2,436	2,553	3,806	(1,659)	24,416	(6,402)
Net cash provided by (used in) operating activities	8,813	12,552	(10,902)	8,948	10,451	(14,397)

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(32,187)	-	(35,963)	(32,919)
Repayments of bridge financing, related party	-	-	(227,000)	-	(275,372)	(356,675)
Net proceeds from the issuance of membership units	-	-	272,373	-	318,910	420,893
Contributions from manager	-	-	16,108	-	10,858	6,440
Distributions	(10,526)	(10,453)	(5,171)	(10,154)	(1,099)	(7,301)
Net cash provided by (used in) financing activities	(10,526)	(10,453)	24,123	(10,154)	17,333	30,438

Net change in cash	(1,713)	2,099	13,221	(1,206)	27,785	16,042
Cash at beginning of the period	22,920	23,574	8,474	25,595	-	6,067
Cash at end of the period	$21,207	$25,673	$21,694	$24,389	$27,785	$22,108

Cash paid for (refunded from) income taxes	$400	$-	$300	$-	$-	$-
Cash paid for interest expenses	$-	$-	$2,241	$-	$5,569	$2,705

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Camphor	Chadwick	Chalkstone	Chesterton	Chloe	Clark

Cash Flows from Operating Activities:
Net income (loss)	$2,632	$(10,341)	$(20,225)	$2,105	$(10,633)	$3,288
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,315	-	6,603	7,364	4,379	4,369
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(990)	-	(1,262)	(973)	(995)	(954)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	(145)	(719)	(3,429)	(1,234)	(3,806)	263
Increase (decrease) in liabilities
Accrued expenses	186	5,647	(11,715)	1,019	7,981	(30)
Tenant deposits	-	2,295	2,545	-	1,995	(100)
Due to (from) related parties	1,350	3,118	35,978	2,982	6,222	2,159
Net cash provided by (used in) operating activities	7,347	-	8,495	11,263	5,144	8,996

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	(145,000)	-
Net proceeds from the issuance of membership units	-	-	-	(100)	217,256	-
Contributions from manager	-	-	-	-	-	-
Distributions	(8,016)	-	-	(12,103)	(1,712)	(6,003)
Net cash provided by (used in) financing activities	(8,016)	-	-	(12,203)	70,544	(6,003)

Net change in cash	(669)	-	8,495	(940)	75,688	2,994
Cash at beginning of the period	9,075	-	-	29,396	-	10,711
Cash at end of the period	$8,406	$-	$8,495	$28,456	$75,688	$13,705

Cash paid for (refunded from) income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$3,208	$11,730	$-	$7,386	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$17,343	$-	$-	$-	$-
Acquisition of property	$-	$340,000	$-	$-	$-	$-
Bridge financing, related party	$-	$323,000	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Cyrus	Evie	Farinosa	Fizzy	Fortress	Galleta

Cash Flows from Operating Activities:
Net income (loss)	$(3,400)	$2,898	$(25,806)	$419	$3,820	$4,607
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,348	3,555	4,978	5,061	5,732	4,014
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(909)	(950)	(1,218)	(983)	(1,070)	(900)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	284	61	(4,256)	368	(100)	-
Increase (decrease) in liabilities
Accrued expenses	(322)	217	13,076	(1,865)	(1,809)	(2,007)
Tenant deposits	-	-	2,295	-	-	-
Due to (from) related parties	2,301	1,117	16,630	2,331	2,362	2,050
Net cash provided by (used in) operating activities	3,303	6,898	5,699	5,332	8,935	7,763

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	(5,500)	-	-	-
Net cash used in investing activities	-	-	(5,500)	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(7,587)	(8,246)	-	(10,074)	(10,803)	(7,339)
Net cash provided by (used in) financing activities	(7,587)	(8,246)	-	(10,074)	(10,803)	(7,339)

Net change in cash	(4,284)	(1,348)	199	(4,742)	(1,868)	425
Cash at beginning of the period	25,719	9,070	-	27,842	18,995	24,285
Cash at end of the period	$21,434	$7,722	$199	$23,100	$17,127	$24,710

Cash paid for (refunded from) income taxes	$-	$-	$-	$400	$208	$400
Cash paid for interest expenses	$-	$-	$10,221	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Gavin	Gerardo	Goldfinger	Goshen	Gracianna	Haynes

Cash Flows from Operating Activities:
Net income (loss)	$(18,696)	$3,452	$1,977	$(16,898)	$(3,934)	$(10,963)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,750	5,082	7,461	6,177	5,122	1,610
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(2,603)	(983)	(1,499)	(1,261)	(881)	(1,064)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	-	65	(1,080)	(3,598)	(191)	(4,199)
Increase (decrease) in liabilities
Accrued expenses	(5,725)	(1,954)	(1,062)	(315)	(9,249)	9,197
Tenant deposits	2,995	-	-	2,645	-	2,395
Due to (from) related parties	17,730	2,287	3,506	18,361	830	3,359
Net cash provided by (used in) operating activities	(550)	7,949	9,301	5,112	(8,303)	336

Cash Flows from Investing Activities:
Purchases of property improvements	(7,126)	-	-	-	-	-
Net cash used in investing activities	(7,126)	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	(33,143)	-	-	-	(29,709)	-
Repayments of bridge financing, related party	(361,000)	-	-	-	(318,000)	-
Net proceeds from the issuance of membership units	415,270	-	-	253,212	370,678	-
Contributions from manager	6,650	-	-	-	5,860	-
Distributions	(2,711)	(10,941)	(10,041)	(761)	(5,804)	-
Net cash provided by (used in) financing activities	25,066	(10,941)	(10,041)	252,451	23,025	-

Net change in cash	17,390	(2,992)	(740)	257,563	14,723	336
Cash at beginning of the period	-	25,821	33,424	-	-	-
Cash at end of the period	$17,390	$22,828	$32,685	$257,563	$14,723	$336

Cash paid for (refunded from) income taxes	$-	$400	$-	$-	$-	$-
Cash paid for interest expenses	$8,611	$-	$-	$12,088	$1,666	$5,698

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$24,444
Acquisition of property	$-	$-	$-	$-	$-	$350,000
Bridge financing, related party	$-	$-	$-	$-	$-	$328,699

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Hendricks	Kanan	Kitsune	Lancer	Lenka	Liam

Cash Flows from Operating Activities:
Net income (loss)	$3,595	$(14,600)	$(18,052)	$(20,480)	$4,905	$5,352
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,408	1,692	4,967	2,885	4,551	5,946
(Increase) decrease in assets
Other receivables	-	-	(34,264)	-	-	-
Prepaid expenses	(1,086)	(1,053)	(1,345)	(943)	(1,300)	(1,342)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	153	(2,979)	(2,988)	-	(578)	32
Increase (decrease) in liabilities
Accrued expenses	407	8,302	(2,435)	12,562	1,777	(507)
Tenant deposits	-	2,645	2,295	-	-	-
Due to (from) related parties	2,069	5,992	61,952	12,127	2,601	4,962
Net cash provided by (used in) operating activities	8,546	-	10,130	6,151	11,955	14,443

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	(6,079)	-	-
Net cash used in investing activities	-	-	-	(6,079)	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(33,067)	-	-	-
Repayments of bridge financing, related party	-	-	(342,000)	-	-	-
Net proceeds from the issuance of membership units	-	-	395,956	-	-	-
Contributions from manager	-	-	7,719	-	-	-
Distributions	(9,918)	-	-	-	(10,946)	(13,015)
Net cash provided by (used in) financing activities	(9,918)	-	28,608	-	(10,946)	(13,015)

Net change in cash	(1,371)	-	38,738	72	1,009	1,428
Cash at beginning of the period	18,831	-	-	-	17,307	18,887
Cash at end of the period	$17,460	$-	$38,738	$72	$18,316	$20,315

Cash paid for (refunded from) income taxes	$-	$-	$400	$-	$-	$-
Cash paid for interest expenses	$-	$6,084	$10,930	$8,892	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$20,580	$-	$20,818	$-	$-
Acquisition of property	$-	$369,900	$-	$360,000	$-	$-
Bridge financing, related party	$-	$351,000	$-	$342,000	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Lilinoe	Lois	Lucky	Marilyn	Metcalf	Monroe

Cash Flows from Operating Activities:
Net income (loss)	$3,274	$4,555	$(14,601)	$3,421	$3,504	$1,801
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,132	4,550	5,217	4,951	4,721	4,961
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,602)	(954)	(1,154)	(1,091)	(976)	(1,093)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	670	40	(4,806)	(334)	121	(1,479)
Increase (decrease) in liabilities
Accrued expenses	1,786	49	7,501	(1,273)	(1,640)	(1,272)
Tenant deposits	-	-	2,545	-	-	-
Due to (from) related parties	(2,231)	2,128	9,604	3,087	2,098	3,231
Net cash provided by (used in) operating activities	7,029	10,368	4,307	8,762	7,829	6,148

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(10,322)	(10,202)	-	(10,381)	(10,415)	(6,587)
Net cash provided by (used in) financing activities	(10,322)	(10,202)	-	(10,381)	(10,415)	(6,587)

Net change in cash	(3,293)	166	4,307	(1,619)	(2,586)	(439)
Cash at beginning of the period	27,612	13,807	-	27,116	21,624	17,621
Cash at end of the period	$24,319	$13,973	$4,307	$25,497	$19,037	$17,182

Cash paid for (refunded from) income taxes	$-	$-	$400	$-	$157	$-
Cash paid for interest expenses	$-	$-	$11,602	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Nathan	Orland	Ozark	Parker	Poshington	Preston

Cash Flows from Operating Activities:
Net income (loss)	$3,020	$(14,708)	$(13,091)	$(25,448)	$2,320	$(16,393)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	2,473	4,598	1,427	6,693	5,977	1,086
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(659)	(1,133)	(1,075)	(1,154)	(1,024)	(776)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	292	(6,207)	(4,070)	(4,816)	(33)	-
Increase (decrease) in liabilities
Accrued expenses	(865)	11,486	8,265	(14,680)	(2,363)	6,378
Tenant deposits	(1)	2,545	2,095	2,495	-	-
Due to (from) related parties	1,401	5,604	6,449	24,649	4,727	10,524
Net cash provided by (used in) operating activities	5,660	2,185	-	(12,261)	9,604	819

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	(6,150)	(9,014)	-
Net cash used in investing activities	-	-	-	(6,150)	(9,014)	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(37,697)	-	-
Repayments of bridge financing, related party	-	-	-	(377,000)	-	-
Net proceeds from the issuance of membership units	-	-	-	445,862	-	-
Contributions from manager	-	-	-	6,940	-	-
Distributions	(5,217)	-	-	(1,540)	(12,849)	-
Net cash provided by (used in) financing activities	(5,217)	-	-	36,565	(12,849)	-

Net change in cash	443	2,185	-	18,154	(12,259)	819
Cash at beginning of the period	11,052	-	-	-	44,001	-
Cash at end of the period	$11,495	$2,185	$-	$18,154	$31,742	$819

Cash paid for (refunded from) income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$10,336	$5,678	$10,619	$-	$3,900

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$10,493	$-	$-	$13,422
Acquisition of property	$-	$-	$314,250	$-	$-	$237,113
Bridge financing, related party	$-	$-	$305,324	$-	$-	$225,000

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Pumpkin	Raider	Rivendell	Rosalee	Rucker	Sambino

Cash Flows from Operating Activities:
Net income (loss)	$4,678	$2,438	$(7,553)	$(15,598)	$(14,340)	$3,302
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,504	5,442	3,283	1,944	5,593	4,141
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,123)	(1,041)	(644)	(927)	(1,202)	(1,046)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	231	78	(1,225)	-	(4,640)	65
Increase (decrease) in liabilities
Accrued expenses	(2,134)	729	(3,523)	10,450	14,171	(558)
Tenant deposits	-	-	-	-	2,395	-
Due to (from) related parties	2,387	4,750	(11,118)	10,380	5,287	2,222
Net cash provided by (used in) operating activities	8,542	12,396	(20,780)	6,249	7,265	8,127

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	(6,249)	-	-
Net cash used in investing activities	-	-	-	(6,249)	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(22,032)	-	-	-
Repayments of bridge financing, related party	-	-	(209,305)	-	-	-
Net proceeds from the issuance of membership units	-	-	260,723	-	-	-
Contributions from manager	-	-	4,592	-	-	-
Distributions	(11,067)	(13,682)	(3,547)	-	-	(9,072)
Net cash provided by (used in) financing activities	(11,067)	(13,682)	30,431	-	-	(9,072)

Net change in cash	(2,525)	(1,287)	9,650	-	7,265	(945)
Cash at beginning of the period	23,269	25,748	-	-	-	13,382
Cash at end of the period	$20,744	$24,461	$9,650	$-	$7,265	$12,437

Cash paid for (refunded from) income taxes	$400	$-	$-	$-	$400	$1,036
Cash paid for interest expenses	$-	$-	$264	$7,124	$12,261	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$20,752	$-	$-
Acquisition of property	$-	$-	$-	$355,000	$-	$-
Bridge financing, related party	$-	$-	$-	$337,250	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen	Terrien

Cash Flows from Operating Activities:
Net income (loss)	$588	$(9,324)	$4,192	$2,933	$3,107	$983
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,347	5,996	5,315	5,342	5,352	5,713
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(915)	(1,029)	(1,104)	(1,119)	(1,159)	(1,326)
Due from related parties	-	-	-	2,207	-	-
Due from (to) third party property manager	1,697	235	2,612	76	31	(419)
Increase (decrease) in liabilities
Accrued expenses	(206)	8,218	(1,479)	1,145	1,012	(1,597)
Tenant deposits	-	-	(1)	-	-	-
Due to (from) related parties	2,300	2,554	2,415	3,387	2,486	2,854
Net cash provided by (used in) operating activities	8,811	6,650	11,950	13,970	10,828	6,207

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(8,587)	(10,616)	(9,644)	(10,648)	(11,965)	(11,547)
Net cash provided by (used in) financing activities	(8,587)	(10,616)	(9,644)	(10,648)	(11,965)	(11,547)

Net change in cash	224	(3,966)	2,306	3,322	(1,137)	(5,340)
Cash at beginning of the period	30,985	22,733	22,173	20,403	26,626	24,162
Cash at end of the period	$31,209	$18,767	$24,479	$23,725	$25,489	$18,822

Cash paid for (refunded from) income taxes	$-	$-	$-	$-	$(27)	$400
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Tilly	Troncos	Tully	Tyrell	Vega	Wasilla

Cash Flows from Operating Activities:
Net income (loss)	$3,677	$2,383	$6,335	$3,960	$601	$1,880
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,826	4,795	6,576	4,437	5,348	6,508
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,058)	(911)	(1,834)	(973)	(909)	(1,200)
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	(469)	(107)	212	(313)	100	100
Increase (decrease) in liabilities
Accrued expenses	(1,074)	379	(4,253)	(1,983)	(561)	1,406
Tenant deposits	-	-	(1)	-	-	-
Due to (from) related parties	2,217	2,227	4,539	2,205	2,276	2,733
Net cash provided by (used in) operating activities	8,118	8,767	11,574	7,334	6,856	11,428

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(8,439)	(8,747)	(10,414)	(9,311)	(10,063)	(12,712)
Net cash provided by (used in) financing activities	(8,439)	(8,747)	(10,414)	(9,311)	(10,063)	(12,712)

Net change in cash	(321)	19	1,160	(1,977)	(3,207)	(1,285)
Cash at beginning of the period	14,515	23,826	31,158	27,017	30,227	27,566
Cash at end of the period	$14,194	$23,845	$32,319	$25,040	$27,020	$26,281

Cash paid for (refunded from) income taxes	$400	$-	$-	$400	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Wendover	Wesley	Whippoorwill	Wildcat

Cash Flows from Operating Activities:
Net income (loss)	$3,714	$2,698	$4,258	$5,105
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,155	3,581	5,134	4,417
(Increase) decrease in assets
Other receivables	-	-	-	-
Prepaid expenses	(3,243)	(1,918)	(1,348)	(1,135)
Due from related parties	-	-	-	-
Due from (to) third party property manager	349	(18)	(526)	-
Increase (decrease) in liabilities
Accrued expenses	1,158	987	(1,720)	(1,595)
Tenant deposits	-	-	-	-
Due to (from) related parties	5,015	1,600	2,718	2,366
Net cash provided by (used in) operating activities	12,148	6,931	8,517	9,157

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	-
Net cash used in investing activities	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-
Contributions from manager	-	-	-	-
Distributions	(10,311)	(6,491)	(11,528)	(10,858)
Net cash provided by (used in) financing activities	(10,311)	(6,491)	(11,528)	(10,858)

Net change in cash	1,836	440	(3,011)	(1,701)
Cash at beginning of the period	21,765	14,087	25,111	20,748
Cash at end of the period	$23,601	$14,527	$22,100	$19,048

Cash paid for (refunded from) income taxes	$-	$95	$400	$400
Cash paid for interest expenses	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	William	Windgate	Wyndsong	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(3,315)	$3,560	$(2,079)	$(202,427)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,563	4,170	4,908	343,197
(Increase) decrease in assets
Other receivables	-	-	-	(34,264)
Prepaid expenses	(1,176)	(899)	(1,141)	(83,827)
Due from related parties	-	-	-	2,207
Due from (to) third party property manager	(2,943)	169	4,334	(55,086)
Increase (decrease) in liabilities
Accrued expenses	(6,074)	(2,141)	1,831	1,986
Tenant deposits	-	-	(2,195)	38,474
Due to (from) related parties	11,995	2,007	(946)	415,012
Net cash provided by (used in) operating activities	3,049	6,866	4,711	425,271

Cash Flows from Investing Activities:
Purchases of property improvements	-	-	-	(40,118)
Net cash used in investing activities	-	-	-	(40,118)

Cash flows from financing activities
Repayments of amounts due to related party	(29,434)	-	-	(325,661)
Repayments of bridge financing, related party	(318,000)	-	-	(3,328,352)
Net proceeds from the issuance of membership units	369,723	-	-	4,203,963
Contributions from manager	5,860	-	-	78,376
Distributions	(5,430)	(9,270)	(6,550)	(511,537)
Net cash provided by (used in) financing activities	22,719	(9,270)	(6,550)	116,789

Net change in cash	25,768	(2,404)	(1,839)	501,942
Cash at beginning of the period	-	22,600	23,052	1,109,334
Cash at end of the period	$25,768	$20,196	$21,213	$1,611,276

Cash paid for (refunded from) income taxes	$-	$156	$400	$7,532
Cash paid for interest expenses	$2,067	$-	$-	$167,290

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$127,852
Acquisition of property	$-	$-	$-	$2,326,263
Bridge financing, related party	$-	$-	$-	$2,212,273

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade

Cash Flows from Operating Activities:
Net loss	$(15,209)	$(12,598)	$(14,667)	$(18,869)	$(12,420)	$(12,391)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	538	818	2,383	1,151	775	1,721
(Increase) Decrease in assets
Due from (to) third party property managers	603	(981)	2,236	(1,206)	571	(1,195)
Increase (decrease) in liabilities
Accrued expenses	3,957	1,662	2,448	3,114	5,554	2,359
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	10,111	1,804	(384)	(2,200)	5,520	(3,187)
Net cash provided by (used in) operating activities	-	(9,295)	(7,984)	(18,010)	-	(12,692)
Cash flows from financing activities
Repayments of amounts due to related party	-	(14,000)	(18,675)	(11,095)	-	(18,900)
Repayments of bridge financing, related party	-	(346,000)	(330,000)	(240,000)	-	(356,000)
Net proceeds from the issuance of membership units	-	394,425	380,050	279,041	-	409,937
Distributions	-	-	-	(1,024)	-	-
Net cash provided by (used in) financing activities	-	34,425	31,375	26,921	-	35,037
Net change in cash	-	25,130	23,392	8,911	-	22,344
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$25,130	$23,392	$8,911	$-	$22,344

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$2,713	$5,315	$3,594	$4,667	$3,894	$4,361

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$10,100	$14,000	$18,675	$11,095	$17,000	$18,900
Acquisition of property - purchase price	$235,100	$360,000	$348,675	$251,095	$340,000	$374,900
Bridge financing, related party	$225,000	$346,000	$330,000	$240,000	$323,000	$356,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$-	$5,315	$3,594	$3,267	$-	$4,361

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Blair	Briarmanor	Camphor	Chesterton	Clark	Cyrus

Cash Flows from Operating Activities:
Net loss	$(13,833)	$(8,111)	$(18,423)	$(1,615)	$(10,236)	$(10,504)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	335	2,272	-	4,369	891
(Increase) Decrease in assets
Due from (to) third party property managers	-	66	(549)	-	(3,633)	2,290
Increase (decrease) in liabilities
Accrued expenses	5,481	6,552	3,679	1,485	(10,080)	8,353
Tenant deposits	-	-	-	-	2,095	-
Due to (from) related parties	8,352	1,159	(12,421)	130	1,901	520
Net cash provided by (used in) operating activities	-	-	(25,442)	-	(15,584)	1,550
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,000)	-	(8,500)	-
Repayments of bridge financing, related party	-	-	(251,000)	-	(313,000)	-
Net proceeds from the issuance of membership units	-	-	292,218	-	353,969	-
Distributions	-	-	-	-	(4,282)	-
Net cash provided by (used in) financing activities	-	-	27,218	-	28,187	-
Net change in cash	-	-	1,776	-	12,603	1,550
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$1,776	$-	$12,603	$1,550

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$3,297	$3,774	$4,344	$1,199	$1,044	$5,971

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$18,000	$20,000	$14,000	$27,000	$8,500	$21,390
Acquisition of property - purchase price	$350,000	$400,000	$265,000	$538,000	$321,500	$391,390
Bridge financing, related party	$332,000	$380,000	$251,000	$511,000	$313,000	$370,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$-	$-	$2,831	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Evie	Fortress	Galleta	Gerardo	Goldfinger	Hendricks

Cash Flows from Operating Activities:
Net loss	$(17,533)	$(24,323)	$(1,353)	$(5,961)	$(23,024)	$(11,978)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	2,044	-	-	4,974	-
(Increase) Decrease in assets
Due from (to) third party property managers	14,251	13,260	-	(283)	170	(804)
Increase (decrease) in liabilities
Accrued expenses	3,390	4,674	3,828	5,966	4,130	4,199
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	6,716	(10,392)	(2,475)	279	1,180	8,582
Net cash provided by (used in) operating activities	6,824	(14,737)	-	-	(12,569)	-
Cash flows from financing activities
Repayments of amounts due to related party	-	(18,000)	-	-	(33,060)	-
Repayments of bridge financing, related party	-	(342,000)	-	-	(516,833)	-
Net proceeds from the issuance of membership units	-	401,935	-	-	591,504	-
Distributions	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	41,935	-	-	41,611	-
Net change in cash	6,824	27,198	-	-	29,043	-
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$6,824	$27,198	$-	$-	$29,043	$-

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$1,821	$7,315	$348	$2,979	$5,168	$2,054

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$13,000	$18,000	$17,017	$24,618	$33,060	$13,000
Acquisition of property - purchase price	$259,000	$360,000	$292,593	$368,360	$549,893	$250,000
Bridge financing, related party	$246,000	$342,000	$275,576	$343,742	$516,833	$237,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$-	$5,254	$-	$-	$5,491	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Lenka	Liam	Lilinoe	Lois	Marilyn	Metcalf

Cash Flows from Operating Activities:
Net loss	$(12,927)	$(24,104)	$(13,546)	$(1,207)	$(2,337)	$(7,822)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	2,276	2,973	855	4,550	-	961
(Increase) Decrease in assets
Due from (to) third party property managers	(2,233)	(3,152)	2,293	1,779	-	5,540
Increase (decrease) in liabilities
Accrued expenses	2,178	3,592	2,577	(4,804)	2,583	2,278
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	247	(7,525)	1,386	7,383	(246)	(7,420)
Net cash provided by (used in) operating activities	(10,458)	(28,216)	(6,434)	7,701	-	(6,464)
Cash flows from financing activities
Repayments of amounts due to related party	(20,000)	(22,000)	(19,000)	-	-	(15,200)
Repayments of bridge financing, related party	(310,000)	(408,000)	(356,000)	-	-	(290,000)
Net proceeds from the issuance of membership units	360,526	470,558	410,024	-	-	337,215
Distributions	(1,597)	(1,830)	-	(8,139)	-	-
Net cash provided by (used in) financing activities	28,929	38,728	35,024	(8,139)	-	32,015
Net change in cash	18,470	10,512	28,590	(437)	-	25,552
Cash at beginning of the period	-	-	-	18,879	-	-
Cash at end of the period	$18,470	$10,512	$28,590	$18,442	$-	$25,552

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$3,677	$6,822	$5,468	$-	$1,687	$1,748

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$20,000	$22,000	$19,000	$-	$18,900	$15,200
Acquisition of property - purchase price	$330,000	$430,000	$375,000	$-	$364,900	$305,200
Bridge financing, related party	$310,000	$408,000	$356,000	$-	$346,000	$290,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$3,677	$4,363	$5,468	$-	$-	$1,748

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Monroe	Nathan	Poshington	Pumpkin	Raider	Sambino

Cash Flows from Operating Activities:
Net loss	$(2,337)	$(7,205)	$(3,812)	$(11,500)	$(1,869)	$(9,947)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	-	-	3,003	-	3,451
(Increase) Decrease in assets
Due from (to) third party property managers	-	1,128	235	(4,826)	-	(4,697)
Increase (decrease) in liabilities
Accrued expenses	2,583	2,796	1,838	2,762	3,855	(6,161)
Tenant deposits	-	-	-	2,545	-	2,645
Due to (from) related parties	(246)	3,281	1,740	1,359	(1,986)	9,567
Net cash provided by (used in) operating activities	-	-	-	(6,657)	-	(5,142)
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(17,833)	-	(18,078)
Repayments of bridge financing, related party	-	-	-	(308,492)	-	(281,847)
Net proceeds from the issuance of membership units	-	-	-	359,521	-	332,102
Distributions	-	-	-	(4,038)	-	(5,558)
Net cash provided by (used in) financing activities	-	-	-	29,157	-	26,619
Net change in cash	-	-	-	22,500	-	21,476
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$-	$22,500	$-	$21,476

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$1,687	$1,482	$2,210	$3,728	$1,297	$3,230

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$18,900	$9,000	$19,000	$17,833	$18,000	$18,078
Acquisition of property - purchase price	$364,900	$180,000	$379,000	$326,325	$360,000	$299,925
Bridge financing, related party	$346,000	$171,000	$360,000	$308,492	$342,000	$281,847
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$-	$-	$-	$3,728	$-	$4,874

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen	Tilly

Cash Flows from Operating Activities:
Net loss	$(1,500)	$(20,116)	$(20,043)	$(15,138)	$(9,878)	$(12,796)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	999	2,657	-	892	897
(Increase) Decrease in assets
Due from (to) third party property managers	-	9,963	2,828	1,676	(563)	11,748
Increase (decrease) in liabilities
Accrued expenses	706	8,609	4,767	5,464	2,395	5,944
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	794	545	73	7,997	(4,360)	4,923
Net cash provided by (used in) operating activities	-	-	(9,717)	-	(11,513)	10,716
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(19,949)	-	(15,000)	-
Repayments of bridge financing, related party	-	-	(369,000)	-	(373,000)	-
Net proceeds from the issuance of membership units	-	-	422,948	-	424,311	-
Distributions	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	33,999	-	36,311	-
Net change in cash	-	-	24,282	-	24,797	10,716
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$24,282	$-	$24,797	$10,716

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$268	$7,280	$5,453	$3,674	$5,549	$3,544

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$20,390	$22,000	$19,949	$20,000	$15,000	$16,000
Acquisition of property - purchase price	$391,390	$438,000	$388,949	$390,000	$388,000	$310,000
Bridge financing, related party	$371,000	$416,000	$369,000	$370,000	$373,000	$294,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$-	$-	$3,229	$-	$3,300	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Troncos	Tully	Tyrell	Vega	Wasilla	Wendover

Cash Flows from Operating Activities:
Net loss	$(19,637)	$(21,438)	$(12,778)	$(10,994)	$(19,236)	$(5,811)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,197	2,192	1,479	891	2,317	-
(Increase) Decrease in assets
Due from (to) third party property managers	(2,184)	709	(1,107)	(707)	1,255	2,109
Increase (decrease) in liabilities
Accrued expenses	4,768	5,279	4,593	2,023	2,351	4,429
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	(646)	2,536	(1,330)	(1,168)	58,753	(728)
Net cash provided by (used in) operating activities	(14,502)	(10,722)	(9,143)	(9,955)	45,441	-
Cash flows from financing activities
Repayments of amounts due to related party	(17,500)	(24,105)	(20,599)	(21,390)	(21,000)	-
Repayments of bridge financing, related party	(332,500)	(457,000)	(300,886)	(370,000)	(394,000)	-
Net proceeds from the issuance of membership units	381,859	520,752	354,803	425,168	375,129	-
Distributions	(2,138)	-	-	-	-	-
Net cash provided by (used in) financing activities	29,721	39,647	33,318	33,778	(39,871)	-
Net change in cash	15,219	28,925	24,175	23,823	5,570	-
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$15,219	$28,925	$24,175	$23,823	$5,570	$-

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$10,252	$8,886	$5,558	$5,396	$7,738	$2,185

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$17,500	$24,105	$20,599	$21,390	$21,000	$19,000
Acquisition of property - purchase price	$350,000	$481,105	$321,485	$391,390	$415,000	$375,000
Bridge financing, related party	$332,500	$457,000	$300,886	$370,000	$394,000	$356,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from manager	$8,174	$6,220	$3,803	$5,396	$7,738	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Whippoorwill	Windgate	Wyndsong	Consolidated

Cash Flows from Operating Activities:
Net loss	$(9,760)	$(11,717)	$(20,421)	$(542,924)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	695	-	56,556
(Increase) Decrease in assets
Due from (to) third party property managers	4,985	(3,552)	16,887	64,912
Increase (decrease) in liabilities
Accrued expenses	5,199	2,124	4,733	140,213
Tenant deposits	-	-	-	7,285
Due to (from) related parties	2,154	2,267	(1,199)	93,347
Net cash provided by (used in) operating activities	2,579	(10,183)	-	(73,423)
Cash flows from financing activities
Repayments of amounts due to related party	-	(15,600)	-	(403,483)
Repayments of bridge financing, related party	-	(287,000)	-	(7,532,559)
Net proceeds from the issuance of membership units	-	333,979	-	8,611,974
Distributions	-	-	-	(28,607)
Net cash provided by (used in) financing activities	-	31,379	-	647,325
Net change in cash	2,579	21,196	-	81,553
Cash at beginning of the period	-	-	-	18,879
Cash at end of the period	$2,579	$21,196	$-	$485,594

Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest expenses	$3,068	$3,070	$2,093	$170,907

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$19,000	$15,600	$18,000	$802,798
Acquisition of property - purchase price	$373,000	$302,600	$359,000	$15,645,675
Bridge financing, related party	$354,000	$287,000	$341,000	$14,842,877
Property improvements advanced from related party	$-	$-	$-	$-
Deemed contribution from manager	$-	$3,070	$-	$94,899

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 5, LLC (the “Company”) is a Delaware series limited liability company formed on July 12, 2024, under the laws of the State of Delaware. Arrived Homes 5, LLC was formed to permit public investment in individual single-family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived Homes 5, LLC and the wholly owned limited liability company, which was used to acquire the single-family rental property for each series, along with the date the series was formed and the date the series LLC acquired the single-family rental property.

SERIES OFFERING TABLE

As of June 30, 2026

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Adela, a series of Arrived Homes 5, LLC (Adela)	Arrived OK Adela, LLC	3/27/2025	4/30/2025
Arrived Series Adler, a series of Arrived Homes 5, LLC (Adler)	Arrived AR Adler, LLC	3/28/2025	4/2/2025
Arrived Series Alex, a series of Arrived Homes 5, LLC (Alex)	Arrived AZ Alex, LLC	2/20/2025	2/28/2025
Arrived Series Ameris, a series of Arrived Homes 5, LLC (Ameris)	Arrived OK Ameris, LLC	2/28/2025	3/12/2025
Arrived Series Arbolado, a series of Arrived Homes 5, LLC (Arbolado)	Arrived NM Arbolado, LLC	4/23/2025	4/30/2025
Arrived Series Arthur, a series of Arrived Homes 5, LLC (Arthur)	Arrived VA Arthur, LLC	11/17/2025	11/26/2025
Arrived Series Ashland, a series of Arrived Homes 5, LLC (Ashland)	Arrived TN Ashland, LLC	6/20/2025	7/23/2025
Arrived Series Belleglade, a series of Arrived Homes 5, LLC (Belleglade)	Arrived KY Belleglade, LLC	3/18/2025	3/28/2025
Arrived Series Blair, a series of Arrived Homes 5, LLC (Blair)	Arrived TN Blair, LLC	4/30/2025	5/7/2025
Arrived Series Briarmanor, a series of Arrived Homes 5, LLC (Briarmanor)	Arrived MO Briarmanor, LLC	4/30/2025	5/7/2025
Arrived Series Caldwell, a series of Arrived Homes 5, LLC (Caldwell)	Arrived IN Caldwell, LLC	11/17/2025	11/26/2025
Arrived Series Camila, a series of Arrived Homes 5, LLC (Camila)	Arrived AR Camila, LLC	6/17/2025	7/9/2025
Arrived Series Camphor, a series of Arrived Homes 5, LLC (Camphor)	Arrived Series Camphor, a series of Arrived Homes 5, LLC	2/6/2025	2/19/2025
Arrived Series Chadwick, a series of Arrived Homes 5, LLC (Chadwick)	Arrived MS Chadwick, LLC	4/24/2026	5/6/2026
Arrived Series Chalkstone, a series of Arrived Homes 5, LLC (Chalkstone)	Arrived AR Chalkstone, LLC	11/12/2025	12/10/2025
Arrived Series Chesterton, a series of Arrived Homes 5, LLC (Chesterton)	Arrived WA Chesterton, LLC	6/5/2025	6/18/2025
Arrived Series Chloe, a series of Arrived Homes 5, LLC (Chloe)	Arrived AR Chloe, LLC	3/19/2025	10/22/2025
Arrived Series Clark, a series of Arrived Homes 5, LLC (Clark)	Arrived AR Clark, LLC	7/19/2024	9/25/2024
Arrived Series Cyrus, a series of Arrived Homes 5, LLC (Cyrus)	Arrived AZ Cyrus, LLC	3/27/2025	4/9/2025
Arrived Series Evie, a series of Arrived Homes 5, LLC (Evie)	Arrived Series Evie, a series of Arrived Homes 5, LLC	5/1/2025	5/21/2025
Arrived Series Farinosa, a series of Arrived Homes 5, LLC (Farinosa)	Arrived NM Farinosa, LLC	11/25/2025	12/10/2025
Arrived Series Fizzy, a series of Arrived Homes 5, LLC (Fizzy)	Arrived TN Fizzy, LLC	5/15/2025	7/2/2025
Arrived Series Fortress, a series of Arrived Homes 5, LLC (Fortress)	Arrived MS Fortress, LLC	3/19/2025	3/26/2025
Arrived Series Galleta, a series of Arrived Homes 5, LLC (Galleta)	Arrived NC Galleta, LLC	6/18/2025	6/25/2025
Arrived Series Gavin, a series of Arrived Homes 5, LLC (Gavin)	Arrived GA Gavin, LLC	11/17/2025	12/5/2025
Arrived Series Gerardo, a series of Arrived Homes 5, LLC (Gerardo)	Arrived TN Gerardo, LLC	5/1/2025	5/14/2025
Arrived Series Goldfinger, a series of Arrived Homes 5, LLC (Goldfinger)	Arrived UT Goldfinger, LLC	1/14/2025	1/29/2025
Arrived Series Goshen, a series of Arrived Homes 5, LLC (Goshen)	Arrived OH Goshen, LLC	11/19/2025	11/26/2025
Arrived Series Gracianna, a series of Arrived Homes 5, LLC (Gracianna)	Arrived OH Gracianna, LLC	8/12/2025	8/20/2025
Arrived Series Haynes, a series of Arrived Homes 5, LLC (Haynes)	Arrived TN Haynes, LLC	3/17/2026	3/25/2026
Arrived Series Hendricks, a series of Arrived Homes 5, LLC (Hendricks)	Arrived IN Hendricks, LLC	5/1/2025	5/14/2025
Arrived Series Kanan, a series of Arrived Homes 5, LLC (Kanan)	Arrived MS Kanan, LLC	3/11/2026	3/25/2026
Arrived Series Kitsune, a series of Arrived Homes 5, LLC (Kitsune)	Arrived TN Kitsune, LLC	11/25/2025	12/3/2025
Arrived Series Lancer, a series of Arrived Homes 5, LLC (Lancer)	Arrived AR Lancer, LLC	11/25/2025	2/4/2026
Arrived Series Lenka, a series of Arrived Homes 5, LLC (Lenka)	Arrived KY Lenka, LLC	2/20/2025	2/28/2025
Arrived Series Liam, a series of Arrived Homes 5, LLC (Liam)	Arrived VA Liam, LLC	2/13/2025	2/26/2025
Arrived Series Lilinoe, a series of Arrived Homes 5, LLC (Lilinoe)	Arrived MO Lilinoe, LLC	3/27/2025	4/2/2025
Arrived Series Lois, a series of Arrived Homes 5, LLC (Lois)	Arrived AR Lois, LLC	7/19/2024	9/25/2024
Arrived Series Lucky, a series of Arrived Homes 5, LLC (Lucky)	Arrived TN Lucky, LLC	11/18/2025	11/26/2025
Arrived Series Marilyn, a series of Arrived Homes 5, LLC (Marilyn)	Arrived OH Marilyn, LLC	2/13/2025	6/4/2025
Arrived Series Metcalf, a series of Arrived Homes 5, LLC (Metcalf)	Arrived MS Metcalf, LLC	3/6/2025	3/14/2025
Arrived Series Monroe, a series of Arrived Homes 5, LLC (Monroe)	Arrived OH Monroe, LLC	5/20/2025	6/4/2025
Arrived Series Nathan, a series of Arrived Homes 5, LLC (Nathan)	Arrived AR Nathan, LLC	4/25/2025	5/14/2025
Arrived Series Orland, a series of Arrived Homes 5, LLC (Orland)	Arrived AR Orland, LLC	12/3/2025	12/29/2025
Arrived Series Ozark, a series of Arrived Homes 5, LLC (Ozark)	Arrived NC Ozark, LLC	3/10/2026	3/18/2026
Arrived Series Parker, a series of Arrived Homes 5, LLC (Parker)	Arrived VA Parker, LLC	11/25/2025	12/3/2025
Arrived Series Poshington, a series of Arrived Homes 5, LLC (Poshington)	Arrived VA Poshington, LLC	5/13/2025	5/28/2025
Arrived Series Preston, a series of Arrived Homes 5, LLC (Preston)	Arrived AR Preston, LLC	3/9/2026	3/25/2026
Arrived Series Pumpkin, a series of Arrived Homes 5, LLC (Pumpkin)	Arrived TN Pumpkin, LLC	1/23/2025	1/29/2025
Arrived Series Raider, a series of Arrived Homes 5, LLC (Raider)	Arrived OH Raider, LLC	6/3/2025	6/11/2025

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Rivendell, a series of Arrived Homes 5, LLC (Rivendell)	Arrived Series Rivendell, a series of Arrived Homes 5, LLC	8/13/2025	8/27/2025
Arrived Series Rosalee, a series of Arrived Homes 5, LLC (Rosalee)	Arrived AR Rosalee, LLC	2/12/2026	3/4/2026
Arrived Series Rucker, a series of Arrived Homes 5, LLC (Rucker)	Arrived TN Rucker, LLC	11/26/2025	12/10/2025
Arrived Series Sambino, a series of Arrived Homes 5, LLC (Sambino)	Arrived TN Sambino, LLC	11/21/2024	12/4/2024
Arrived Series Sandpiper, a series of Arrived Homes 5, LLC (Sandpiper)	Arrived AZ Sandpiper, LLC	6/19/2025	6/27/2025
Arrived Series Scarlett, a series of Arrived Homes 5, LLC (Scarlett)	Arrived AR Scarlett, LLC	3/19/2025	4/2/2025
Arrived Series Sinalda, a series of Arrived Homes 5, LLC (Sinalda)	Arrived AZ Sinalda, LLC	2/20/2025	2/28/2025
Arrived Series Stonemill, a series of Arrived Homes 5, LLC (Stonemill)	Arrived AR Stonemill, LLC	4/22/2025	5/7/2025
Arrived Series Targaryen, a series of Arrived Homes 5, LLC (Targaryen)	Arrived VA Targaryen, LLC	4/9/2025	4/23/2025
Arrived Series Terrien, a series of Arrived Homes 5, LLC (Terrien)	Arrived TN Terrien, LLC	3/5/2025	7/23/2025
Arrived Series Tilly, a series of Arrived Homes 5, LLC (Tilly)	Arrived TN Tilly, LLC	4/25/2025	4/30/2025
Arrived Series Troncos, a series of Arrived Homes 5, LLC (Troncos)	Arrived AR Troncos, LLC	12/13/2024	1/15/2025
Arrived Series Tully, a series of Arrived Homes 5, LLC (Tully)	Arrived CO Tully, LLC	2/28/2025	3/12/2025
Arrived Series Tyrell, a series of Arrived Homes 5, LLC (Tyrell)	Arrived TN Tyrell, LLC	3/5/2025	3/19/2025
Arrived Series Vega, a series of Arrived Homes 5, LLC (Vega)	Arrived AZ Vega, LLC	3/27/2025	4/9/2025
Arrived Series Wasilla, a series of Arrived Homes 5, LLC (Wasilla)	Arrived NM Wasilla, LLC	3/5/2025	3/21/2025
Arrived Series Wendover, a series of Arrived Homes 5, LLC (Wendover)	Arrived GA Wendover, LLC	5/20/2025	5/28/2025
Arrived Series Wesley, a series of Arrived Homes 5, LLC (Wesley)	Arrived OK Wesley, LLC	5/20/2025	9/17/2025
Arrived Series Whippoorwill, a series of Arrived Homes 5, LLC (Whippoorwill)	Arrived TN Whippoorwill, LLC	5/1/2025	5/14/2025
Arrived Series Wildcat, a series of Arrived Homes 5, LLC (Wildcat)	Arrived TN Wildcat, LLC	6/20/2025	7/23/2025
Arrived Series William, a series of Arrived Homes 5, LLC (William)	Arrived IN William, LLC	9/3/2025	9/17/2025
Arrived Series Windgate, a series of Arrived Homes 5, LLC (Windgate)	Arrived MS Windgate, LLC	4/23/2025	4/30/2025
Arrived Series Wyndsong, a series of Arrived Homes 5, LLC (Wyndsong)	Arrived NC Wyndsong, LLC	5/13/2025	5/28/2025

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the series conform to accounting principles generally accepted in the United States of America (GAAP). The series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for private entities.

The accompanying unaudited consolidated and consolidating financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 5, LLC and its series. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing, and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying values of the bridge financing, related party, approximate their fair values based on interest rates and terms currently available for similar instruments.

Management Compensation

The manager will receive from each series an annual asset management fee equal to six-tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangement for the property management company is set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the series’ property, the manager will charge the series a market-rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow, and closing costs. It is expected that the disposition fee charged to the series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference.

Scaled Acquisition Fee

As a result of the manager’s relationships and transaction volume with certain sellers, the manager may be able to negotiate purchase price incentives, discounts or other reductions to or rebates on the purchase price of a series property that are not generally available to other purchasers. For each such series, the manager may charge a scaled acquisition fee equal to the lesser of (i) 20% of any such incentive or discount and (ii) $10,000. This fee will be paid from, and increase the total amount of, funds allocated to the acquisition of the series property at the closing of the offering.

Accrued Expenses

Accrued expenses include accrued property taxes and interest payable on the bridge financing for the series.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior-month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and series determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive loss.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received from tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Operating Expenses

The series is responsible for the costs and expenses attributable to the activities of the series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company’s rental arrangements are accounted for as operating leases under ASC 842, Leases. Rental income is recognized on a straight-line basis over the applicable lease term when collectability is probable. Variable lease payments and other tenant charges are recognized in the period in which the related amounts are earned. Tenant security deposits are not recognized as revenue unless and until the Company becomes entitled to retain them.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive loss. Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive loss, comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members, it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REITs a deduction for dividends paid. Since the series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REITs. The rules for state tax loss carryforwards vary by state as some conform to the federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Not Yet Adopted and Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had a lack of liquidity and nominal cash since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2026

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adela	$177,694	$59,275	$-	$236,969	$(7,000)	$229,969
Adler	269,931	91,250	-	361,181	(10,634)	350,547
Alex	262,081	87,169	-	349,250	(11,913)	337,337
Ameris	189,859	63,274	-	253,133	(8,055)	245,078
Arbolado	255,659	85,000	-	340,659	(10,071)	330,587
Arthur	318,368	105,000	-	423,368	(5,789)	417,580
Ashland	260,931	85,946	-	346,877	(7,907)	338,970
Belleglade	283,916	93,725	-	377,641	(12,045)	365,596
Blair	263,735	87,500	-	351,235	(9,590)	341,645
Briarmanor	300,263	100,000	10,049	410,312	(13,263)	397,049
Caldwell	216,827	72,792	-	289,618	(3,942)	285,676
Camila	276,556	91,768	17,236	385,560	(11,828)	373,733
Camphor	199,512	66,250	6,875	272,637	(10,902)	261,735
Chadwick	255,343	85,000	-	340,343	-	340,343
Chalkstone	288,063	96,250	13,650	397,963	(6,830)	391,132
Chesterton	405,018	134,500	-	539,518	(13,501)	526,018
Chloe	240,853	80,000	-	320,853	(5,109)	315,744
Clark	240,284	82,500	-	322,784	(14,563)	308,221
Cyrus	294,143	97,848	-	391,990	(11,587)	380,403
Evie	195,526	64,750	-	260,276	(7,110)	253,166
Farinosa	248,583	83,750	5,500	337,833	(4,978)	332,855
Fizzy	278,371	91,703	-	370,073	(8,436)	361,638
Fortress	271,420	90,000	7,975	369,395	(13,508)	355,886
Galleta	220,755	73,148	-	293,903	(7,358)	286,545
Gavin	288,127	95,000	12,236	395,363	(5,835)	389,528
Gerardo	279,524	92,090	-	371,614	(10,164)	361,450
Goldfinger	410,340	137,473	-	547,813	(19,895)	527,918
Goshen	298,659	98,580	7,473	404,712	(6,302)	398,410
Gracianna	253,562	83,750	5,114	342,426	(7,768)	334,658
Haynes	265,643	87,500	-	353,143	(1,610)	351,533
Hendricks	187,445	62,500	-	249,945	(6,816)	243,129
Kanan	279,105	92,475	-	371,580	(1,692)	369,888
Kitsune	273,184	90,000	-	363,184	(4,967)	358,217
Lancer	272,818	90,000	6,079	368,897	(2,885)	366,012
Lenka	250,306	82,500	-	332,806	(11,378)	321,429
Liam	327,047	107,500	-	434,547	(14,866)	419,682
Lilinoe	282,269	93,750	-	376,019	(11,120)	364,899
Lois	240,284	82,500	5,440	328,224	(15,137)	313,087
Lucky	286,958	95,000	-	381,958	(5,217)	376,741
Marilyn	272,329	91,225	-	363,554	(9,078)	354,476
Metcalf	230,983	76,300	5,217	312,500	(10,404)	302,097
Monroe	272,829	91,225	-	364,054	(9,094)	354,959
Nathan	135,998	45,000	-	180,998	(4,945)	176,052
Orland	252,904	83,750	-	336,654	(4,598)	332,056
Ozark	235,380	80,438	-	315,817	(1,427)	314,390
Parker	299,802	99,250	13,442	412,493	(6,814)	405,679
Poshington	284,898	94,750	15,484	395,132	(11,696)	383,436
Preston	179,143	59,278	-	238,422	(1,086)	237,336
Pumpkin	247,731	81,581	-	329,312	(12,011)	317,301
Raider	269,146	90,000	5,483	364,629	(9,977)	354,652
Rivendell	178,193	58,750	-	236,943	(4,860)	232,083
Rosalee	269,252	88,750	6,249	364,250	(1,944)	362,306
Rucker	307,636	101,250	-	408,886	(5,593)	403,292
Sambino	227,757	74,981	-	302,738	(11,733)	291,005
Sandpiper	294,093	97,848	-	391,940	(9,803)	382,137
Scarlett	329,801	109,500	-	439,301	(12,992)	426,309
Sinalda	292,307	97,237	-	389,544	(13,287)	376,257
Stonemill	293,784	97,500	-	391,284	(10,683)	380,601
Targaryen	294,372	98,250	-	392,622	(11,597)	381,025
Terrien	314,198	103,714	-	417,912	(9,521)	408,391
Tilly	234,773	77,500	5,570	317,843	(10,548)	307,295
Troncos	263,733	87,500	-	351,233	(12,787)	338,445
Tully	361,678	120,276	-	481,955	(15,344)	466,611
Tyrell	244,055	80,371	-	324,426	(10,354)	314,072
Vega	294,143	97,848	-	391,990	(11,587)	380,403
Wasilla	309,135	103,750	8,875	421,760	(15,334)	406,426
Wendover	283,505	93,750	-	377,255	(10,309)	366,946
Wesley	196,964	65,628	-	262,592	(4,775)	257,817
Whippoorwill	282,366	93,250	-	375,616	(10,268)	365,348
Wildcat	242,956	80,000	-	322,956	(7,362)	315,593
William	250,940	83,750	-	334,690	(6,083)	328,607
Windgate	229,338	75,650	-	304,988	(9,034)	295,954
Wyndsong	269,930	89,750	-	359,680	(9,816)	349,864
	$19,355,005	$6,428,615	$157,947	$25,941,566	$(648,315)	$25,293,251

December 31, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adela	$177,694	$59,275	$-	$236,969	$(3,769)	$233,200
Adler	269,931	91,250	-	361,181	(5,726)	355,455
Alex	262,081	87,169	-	349,250	(7,148)	342,102
Ameris	189,859	63,274	-	253,133	(4,603)	248,530
Arbolado	255,659	85,000	-	340,659	(5,423)	335,236
Arthur	318,368	105,000	-	423,368	-	423,368
Ashland	260,931	85,946	-	346,877	(3,163)	343,714
Belleglade	283,916	93,725	-	377,641	(6,883)	370,758
Blair	263,735	87,500	-	351,235	(4,795)	346,440
Briarmanor	300,263	100,000	10,049	410,312	(6,799)	403,513
Caldwell	216,827	72,792	-	289,618	-	289,618
Camila	276,556	91,768	17,236	385,560	(5,076)	380,485
Camphor	199,512	66,250	6,875	272,637	(6,587)	266,050
Chalkstone	288,063	96,250	13,650	397,963	(228)	397,735
Chesterton	405,018	134,500	-	539,518	(6,137)	533,382
Chloe	240,853	80,000	-	320,853	(730)	320,123
Clark	240,284	82,500	-	322,784	(10,194)	312,590
Cyrus	294,143	97,848	-	391,990	(6,239)	385,751
Evie	195,526	64,750	-	260,276	(3,555)	256,721
Farinosa	248,583	83,750	-	332,333	-	332,333
Fizzy	278,371	91,703	-	370,073	(3,374)	366,699
Fortress	271,420	90,000	7,975	369,395	(7,776)	361,619
Galleta	220,755	73,148	-	293,903	(3,345)	290,558
Gavin	288,127	95,000	5,110	388,237	(85)	388,152
Gerardo	279,524	92,090	-	371,614	(5,082)	366,532
Goldfinger	410,340	137,473	-	547,813	(12,435)	535,379
Goshen	298,659	98,580	7,473	404,712	(125)	404,587
Gracianna	253,562	83,750	5,114	342,426	(2,646)	339,779
Hendricks	187,445	62,500	-	249,945	(3,408)	246,537
Kitsune	273,184	90,000	-	363,184	-	363,184
Lenka	250,306	82,500	-	332,806	(6,827)	325,980
Liam	327,047	107,500	-	434,547	(8,919)	425,628
Lilinoe	282,269	93,750	-	376,019	(5,988)	370,031
Lois	240,284	82,500	5,440	328,224	(10,587)	317,637
Lucky	286,958	95,000	-	381,958	-	381,958
Marilyn	272,329	91,225	-	363,554	(4,126)	359,427
Metcalf	230,983	76,300	5,217	312,500	(5,682)	306,818
Monroe	272,829	91,225	-	364,054	(4,134)	359,920
Nathan	135,998	45,000	-	180,998	(2,473)	178,525
Orland	252,904	83,750	-	336,654	-	336,654
Parker	299,802	99,250	7,292	406,343	(122)	406,222
Poshington	284,898	94,750	6,470	386,118	(5,719)	380,399
Pumpkin	247,731	81,581	-	329,312	(7,507)	321,805
Raider	269,146	90,000	5,483	364,629	(4,535)	360,094
Rivendell	178,193	58,750	-	236,943	(1,577)	235,366
Rucker	307,636	101,250	-	408,886	-	408,886
Sambino	227,757	74,981	-	302,738	(7,592)	295,146
Sandpiper	294,093	97,848	-	391,940	(4,456)	387,484
Scarlett	329,801	109,500	-	439,301	(6,996)	432,306
Sinalda	292,307	97,237	-	389,544	(7,972)	381,572
Stonemill	293,784	97,500	-	391,284	(5,342)	385,942
Targaryen	294,372	98,250	-	392,622	(6,244)	386,377
Terrien	314,198	103,714	-	417,912	(3,808)	414,103
Tilly	234,773	77,500	5,570	317,843	(5,723)	312,120
Troncos	263,733	87,500	-	351,233	(7,992)	343,241
Tully	361,678	120,276	-	481,955	(8,768)	473,187
Tyrell	244,055	80,371	-	324,426	(5,916)	318,510
Vega	294,143	97,848	-	391,990	(6,239)	385,751
Wasilla	309,135	103,750	8,875	421,760	(8,825)	412,935
Wendover	283,505	93,750	-	377,255	(5,155)	372,100
Wesley	196,964	65,628	-	262,592	(1,194)	261,398
Whippoorwill	282,366	93,250	-	375,616	(5,134)	370,482
Wildcat	242,956	80,000	-	322,956	(2,945)	320,011
William	250,940	83,750	-	334,690	(1,521)	333,169
Windgate	229,338	75,650	-	304,988	(4,865)	300,123
Wyndsong	269,930	89,750	-	359,680	(4,908)	354,772
	$17,598,322	$5,845,174	$117,829	$23,561,324	$(305,118)	$23,256,206

For the six months ended June 30, 2026 and 2025, depreciation expense was $343,197 and $56,556, respectively.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

The Company has obtained bridge financing from Arrived Short Term Notes, LLC, an affiliate of the manager. The following is a summary of the bridge financing by each series as of June 30, 2026 and December 31, 2025:

June 30, 2026

Series Name	Lender	Address	Bridge financing, related party	Maturity Date	Interest Rate
Arrived MS Chadwick, LLC	Arrived Short Term Notes, LLC	1802 Millers Cove, Nesbit, MS 38651	$323,000	11/4/2027	6.50%
Arrived AR Chalkstone, LLC	Arrived Short Term Notes, LLC	6803 SW Chalkstone Road, Bentonville, AR 72713	365,000	6/10/2027	6.50%
Arrived AR Chloe, LLC	Arrived Short Term Notes, LLC	5066 W. Claxton Circle, Fayetteville, AR 72704	159,000	4/22/2027	6.50%
Arrived NM Farinosa, LLC	Arrived Short Term Notes, LLC	9808 Farinosa Avenue SW, Albuquerque, NM 87121	318,000	6/10/2027	6.50%
Arrived OH Goshen, LLC	Arrived Short Term Notes, LLC	6300 Trailview Drive, Goshen, OH 45122	374,000	5/26/2027	6.50%
Arrived TN Haynes, LLC	Arrived Short Term Notes, LLC	346 Alta Tree Boulevard, Johnson City, TN 37604	328,699	9/23/2027	6.50%
Arrived MS Kanan, LLC	Arrived Short Term Notes, LLC	5185 Watson View Drive, Nesbit, MS 38651	351,000	9/23/2027	6.50%
Arrived AR Lancer, LLC	Arrived Short Term Notes, LLC	3040 Laredo Lane, Gravette, AR 72736	342,000	8/5/2027	6.50%
Arrived TN Lucky, LLC	Arrived Short Term Notes, LLC	12318 Hatmaker Lane, Knoxville, TN 37932	361,000	5/26/2027	6.50%
Arrived AR Orland, LLC	Arrived Short Term Notes, LLC	2644 E. Gila Way, Fayetteville, AR 72701	318,000	6/29/2027	6.50%
Arrived NC Ozark, LLC	Arrived Short Term Notes, LLC	3514 Marksbury Drive, Greensboro, NC 27405	305,324	9/16/2027	6.50%
Arrived AR Preston, LLC	Arrived Short Term Notes, LLC	8736 Preston Wood Drive, Fort Smith, AR 72916	225,000	9/23/2027	6.50%
Arrived AR Rosalee, LLC	Arrived Short Term Notes, LLC	3050 Rosalee Lane, Gravette, AR 72736	337,250	9/2/2027	6.50%
Arrived TN Rucker, LLC	Arrived Short Term Notes, LLC	8203 Watercolour Lane, Ooltewah, TN 37363	381,495	6/10/2027	6.50%
			$4,488,768

December 31, 2025

Series Name	Lender	Address	Bridge financing, related party	Maturity Date	Interest Rate
Arrived VA Arthur, LLC	Arrived Short Term Notes, LLC	1337 King Arthur Drive, Chesapeake, VA 23323	$399,000	5/26/2027	6.50%
Arrived TN Blair, LLC	Arrived Short Term Notes, LLC	1425 Willow Springs Drive, Johnson City, TN 37604	227,000	11/7/2026	6.50%
Arrived IN Caldwell, LLC	Arrived Short Term Notes, LLC	11750 Cotterill Way, Indianapolis, IN 46235	275,372	5/26/2027	6.50%
Arrived AR Camila, LLC	Arrived Short Term Notes, LLC	2504 Elmwood Avenue, Lowell, Arkansas 72745	356,675	1/9/2027	6.50%
Arrived AR Chalkstone, LLC	Arrived Short Term Notes, LLC	6803 SW Chalkstone Road, Bentonville, AR 72713	365,000	6/10/2027	6.50%
Arrived AR Chloe, LLC	Arrived Short Term Notes, LLC	5066 W. Claxton Circle, Fayetteville, AR 72704	304,000	4/22/2027	6.50%
Arrived NM Farinosa, LLC	Arrived Short Term Notes, LLC	9808 Farinosa Avenue SW, Albuquerque, NM 87121	318,000	6/10/2027	6.50%
Arrived GA Gavin, LLC	Arrived Short Term Notes, LLC	194 Gavin Way, Rincon, GA 31326	361,000	6/5/2027	6.50%
Arrived OH Goshen, LLC	Arrived Short Term Notes, LLC	6300 Trailview Drive, Goshen, OH 45122	374,000	5/26/2027	6.50%
Arrived OH Gracianna, LLC	Arrived Short Term Notes, LLC	5462 Rothermund Drive, Canal Winchester, OH 43110	318,000	2/20/2027	6.50%
Arrived TN Kitsune, LLC	Arrived Short Term Notes, LLC	1067 Evan Court, Talbott, TN 37877	342,000	6/3/2027	6.50%
Arrived TN Lucky, LLC	Arrived Short Term Notes, LLC	12318 Hatmaker Lane, Knoxville, TN 37932	361,000	5/26/2027	6.50%
Arrived AR Orland, LLC	Arrived Short Term Notes, LLC	2644 E. Gila Way, Fayetteville, AR 72701	318,000	6/29/2027	6.50%
Arrived VA Parker, LLC	Arrived Short Term Notes, LLC	3905 Harvest Crest Drive, Henrico, VA 23223	377,000	6/3/2027	6.50%
Arrived Series Rivendell, a series of Arrived Homes 5, LLC	Arrived Short Term Notes, LLC	117 Nettle Leaf Drive, Meridianville, AL 35759	209,305	2/27/2027	6.50%
Arrived TN Rucker, LLC	Arrived Short Term Notes, LLC	8203 Watercolour Lane, Ooltewah, TN 37363	381,495	6/10/2027	6.50%
Arrived IN William, LLC	Arrived Short Term Notes, LLC	2324 Boneset Drive, Plainfield, IN 46168	318,000	3/17/2027	6.50%
			$5,604,847

Bridge financing from related parties is secured by each series’ property and bears interest-only terms, with all accrued interest due at maturity or repayment. As of June 30, 2026 and December 31, 2025, the Company had the ability and intent to extend or refinance these obligations beyond one year. Accordingly, all outstanding balances are classified as non-current liabilities in the consolidated and consolidating balance sheets.

For the six months ended June 30, 2026 and 2025, interest expense was $167,290 and $170,907, respectively.

NOTE 6: MEMBERS’ EQUITY (DEFICIT)

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company.

The manager will be responsible for directing the management of the series’ business and affairs, managing the day-to-day affairs, and implementing the series’ investment strategy.

The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series. The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

For the six months ended June 30, 2026 and 2025, the series closed on its public offerings for net proceeds of $4,203,963 and $8,611,974, respectively. The following is a summary of the public offerings by each series.

June 30, 2026
Series Name	# of Units Issued	Proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
Adela	-	$-	$-	$-
Adler	-	-	-	-
Alex	-	-	-	-
Ameris	-	-	-	-
Arbolado	-	-	-	-
Arthur	50,027	463,207	5,003	10,010
Ashland	-	-	-	-
Belleglade	-	-	-	-
Blair	30,204	272,373	3,020	8,277
Briarmanor	-	-	-	-
Caldwell	35,467	318,910	3,547	7,093
Camila	45,383	420,893	4,538	9,079
Camphor	-	-	-	-
Chadwick	-	-	-	-
Chalkstone	-	-	-	-
Chesterton	(10)	(100)	-	-
Chloe	21,945	217,256	2,195	-
Clark	-	-	-	-
Cyrus	-	-	-	-
Evie	-	-	-	-
Farinosa	-	-	-	-
Fizzy	-	-	-	-
Fortress	-	-	-	-
Galleta	-	-	-	-
Gavin	44,869	415,270	4,487	8,983
Gerardo	-	-	-	-
Goldfinger	-	-	-	-
Goshen	25,577	253,212	2,558	-
Gracianna	40,027	370,678	4,003	8,009
Haynes	-	-	-	-
Hendricks	-	-	-	-
Kanan	-	-	-	-
Kitsune	42,769	395,956	4,277	8,557
Lancer	-	-	-	-
Lenka	-	-	-	-
Liam	-	-	-	-
Lilinoe	-	-	-	-
Lois	-	-	-	-
Lucky	-	-	-	-
Marilyn	-	-	-	-
Metcalf	-	-	-	-
Monroe	-	-	-	-
Nathan	-	-	-	-
Orland	-	-	-	-
Ozark	-	-	-	-
Parker	48,114	445,862	4,811	9,637
Poshington	-	-	-	-
Preston	-	-	-	-
Pumpkin	-	-	-	-
Raider	-	-	-	-
Rivendell	28,150	260,723	2,815	5,632
Rosalee	-	-	-	-
Rucker	-	-	-	-
Sambino	-	-	-	-
Sandpiper	-	-	-	-
Scarlett	-	-	-	-
Sinalda	-	-	-	-
Stonemill	-	-	-	-
Targaryen	-	-	-	-
Terrien	-	-	-	-
Tilly	-	-	-	-
Troncos	-	-	-	-
Tully	-	-	-	-
Tyrell	-	-	-	-
Vega	-	-	-	-
Wasilla	-	-	-	-
Wendover	-	-	-	-
Wesley	-	-	-	-
Whippoorwill	-	-	-	-
Wildcat	-	-	-	-
William	39,929	369,723	3,993	7,994
Windgate	-	-	-	-
Wyndsong	-	-	-	-

	452,451	$4,203,963	$45,246	$83,271

June 30, 2025
Series Name	# of Units Issued	Proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
Adela	-	$-	$-	$-
Adler	42,611	394,425	4,261	8,524
Alex	41,068	380,050	4,107	8,223
Ameris	30,125	279,041	3,013	6,027
Arbolado	-	-	-	-
Belleglade	44,291	409,937	4,429	8,864
Blair	-	-	-	-
Briarmanor	-	-	-	-
Camphor	31,559	292,218	3,156	6,316
Chesterton	-	-	-	-
Clark	38,231	353,969	3,823	7,648
Cyrus	-	-	-	-
Evie	-	-	-	-
Fortress	43,385	401,935	4,339	8,677
Galleta	-	-	-	-
Gerardo	-	-	-	-
Goldfinger	63,956	591,504	6,396	12,800
Hendricks	-	-	-	-
Lenka	38,954	360,526	3,895	7,799
Liam	50,839	470,558	5,084	10,178
Lilinoe	44,300	410,024	4,430	8,866
Lois	-	-	-	-
Marilyn	-	-	-	-
Metcalf	36,416	337,215	3,642	7,283
Monroe	-	-	-	-
Nathan	-	-	-	-
Poshington	-	-	-	-
Pumpkin	38,831	359,521	3,883	7,776
Raider	-	-	-	-
Sambino	35,859	332,102	3,586	7,172
Sandpiper	-	-	-	-
Scarlett	-	-	-	-
Sinalda	45,707	422,948	4,571	9,141
Stonemill	-	-	-	-
Targaryen	45,844	424,311	4,584	9,175
Tilly	-	-	-	-
Troncos	41,261	381,859	4,126	8,255
Tully	56,288	520,752	5,629	11,259
Tyrell	38,317	354,803	3,832	7,665
Vega	45,949	425,168	4,595	9,197
Wasilla	41,088	375,129	4,109	9,862
Wendover	-	-	-	-
Whippoorwill	-	-	-	-
Windgate	36,069	333,979	3,607	7,224
Wyndsong	-	-	-	-
	930,948	$8,611,974	$93,095	$187,931

In connection with the public offering, each series incurred a brokerage fee of 1% of gross proceeds, which is paid directly to the broker and recorded as a deduction from gross proceeds. In accordance with the operating agreement, the manager received the following reimbursements, deducted from the gross proceeds of the offering. For the six months ended June 30, 2026 and 2025, the manager received the following reimbursement of fees:

●	Offering expenses: up to 2% of gross offering proceeds $83,271 and $187,931, respectively.

●	Sourcing fees: 3.5% of the purchase price of the series property $121,360 and $277,690, respectively.

●	Financing and holding costs: up to 2.5% of gross proceeds $60,670 and $138,790, respectively.

●	Scaled acquisition fee: lesser of 20% of any purchase price incentive or discount negotiated by the manager and $10,000 per series property $10,000 and $0, respectively.

Distributions

For the six months ended June 30, 2026 and 2025, distributions to investors were made by 60 and 8 series, respectively, totaling $511,537 and $28,607, respectively, which were recognized as a reduction of members’ equity.

The following table presents total distributions to investors by series for the six months ended June 30, 2026 and 2025:

Series	June 30, 2026	June 30, 2025
Adela	$6,935	$-
Adler	8,906	-
Alex	10,883	-
Ameris	2,500	1,024
Arbolado	8,922	-
Arthur	4,652	-
Ashland	10,526	-
Belleglade	10,453	-
Blair	5,171	-
Briarmanor	10,154	-
Caldwell	1,099	-
Camila	7,301	-
Camphor	8,016	-
Chadwick	-	-
Chalkstone	-	-
Chesterton	12,103	-
Chloe	1,712	-
Clark	6,003	4,282
Cyrus	7,587	-
Evie	8,246	-
Farinosa	-	-
Fizzy	10,074	-
Fortress	10,803	-
Galleta	7,339	-
Gavin	2,711	-
Gerardo	10,941	-
Goldfinger	10,041	-
Goshen	761	-
Gracianna	5,804	-
Haynes	-	-
Hendricks	9,918	-
Kanan	-	-
Kitsune	-	-
Lancer	-	-
Lenka	10,946	1,597
Liam	13,015	1,830
Lilinoe	10,322	-
Lois	10,202	8,139
Lucky	-	-
Marilyn	10,381	-
Metcalf	10,415	-
Monroe	6,587	-
Nathan	5,217	-
Orland	-	-
Ozark	-	-
Parker	1,540	-
Poshington	12,849	-
Preston	-	-
Pumpkin	11,067	4,038
Raider	13,682	-
Rivendell	3,547	-
Rosalee	-	-
Rucker	-	-
Sambino	9,072	5,558
Sandpiper	8,587	-
Scarlett	10,616	-
Sinalda	9,644	-
Stonemill	10,648	-
Targaryen	11,965	-
Terrien	11,547	-
Tilly	8,439	-
Troncos	8,747	2,138
Tully	10,414	-
Tyrell	9,311	-
Vega	10,063	-
Wasilla	12,712	-
Wendover	10,311	-
Wesley	6,491	-
Whippoorwill	11,528	-
Wildcat	10,858	-
William	5,430	-
Windgate	9,270	-
Wyndsong	6,550	-
	$511,537	$28,607

NOTE 7: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is a managing member with common management of the series.

Due from (to) Related Party

The series engage in various transactions with the manager and its affiliates in the ordinary course of operating and financing activities. As of June 30, 2026 and December 31, 2025, certain series owed the manager an aggregate of $729,510 and $512,307, respectively. As of June 30, 2026 and December 31, 2025, the manager owed certain series an aggregate of $0 and $2,207, respectively. These advances are non-interest-bearing and have no stated repayment terms. Bridge financing from an affiliate of the manager is described in Note 5.

Deemed Contributions

For the six months ended June 30, 2026 and 2025, certain series received deemed contributions from the manager totaling $78,376 and $94,899, respectively, in exchange for forgiveness of amounts previously due.

Management Compensation

For the six months ended June 30, 2026 and 2025, total management compensation charged by the manager, including sourcing fees, financing and holding expenses, offering expenses, scaled acquisition fees, asset management fees, reimbursements of acquisition expenses, and property management fees, was an aggregate of $400,424 and $674,095, respectively.

The following table reflects the total management fee paid by each series during the six months ended June 30, 2026 and 2025.

June 30, 2026

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Scaled acquisition fee	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Total
Adela	$-	$-	$-	$-	$705	$-	$444	$1,149
Adler	-	-	-	-	1,080	-	598	1,678
Alex	-	-	-	-	1,046	-	598	1,644
Ameris	-	-	-	-	753	-	215	968
Arbolado	-	-	-	-	1,020	-	598	1,618
Arthur	14,700	7,350	10,010	-	840	2,500	688	36,088
Ashland	-	-	-	-	1,031	-	730	1,761
Belleglade	-	-	-	-	1,125	-	802	1,926
Blair	12,250	6,120	8,277	-	1,050	2,500	538	30,735
Briarmanor	-	-	-	-	1,200	-	850	2,050
Caldwell	10,080	5,040	7,093	10,000	432	2,500	366	35,511
Camila	12,880	6,440	9,079	-	1,104	2,500	682	32,685
Camphor	-	-	-	-	795	-	418	1,213
Chadwick	-	-	-	-	-	-	-	-
Chalkstone	-	-	-	-	-	-	416	416
Chesterton	-	-	-	-	1,614	-	966	2,580
Chloe	-	-	-	-	640	-	358	998
Clark	-	-	-	-	965	-	703	1,668
Cyrus	-	-	-	-	1,174	-	425	1,599
Evie	-	-	-	-	777	-	454	1,231
Farinosa	-	-	-	-	-	-	114	114
Fizzy	-	-	-	-	1,100	-	646	1,746
Fortress	-	-	-	-	1,080	-	754	1,834
Galleta	-	-	-	-	878	-	394	1,271
Gavin	13,300	6,650	8,983	-	380	2,500	534	32,347
Gerardo	-	-	-	-	1,105	-	706	1,811
Goldfinger	-	-	-	-	1,650	-	778	2,427
Goshen	-	-	-	-	197	-	404	601
Gracianna	11,720	5,860	8,009	-	1,005	2,500	634	29,728
Haynes	-	-	-	-	-	-	173	173
Hendricks	-	-	-	-	750	-	562	1,312
Kanan	-	-	-	-	-	-	114	114
Kitsune	12,600	6,300	8,557	-	180	2,500	405	30,542
Lancer	-	-	-	-	-	-	-	-
Lenka	-	-	-	-	990	-	778	1,768
Liam	-	-	-	-	1,290	-	994	2,284
Lilinoe	-	-	-	-	1,125	-	837	1,962
Lois	-	-	-	-	965	-	662	1,627
Lucky	-	-	-	-	-	-	403	403
Marilyn	-	-	-	-	1,095	-	682	1,776
Metcalf	-	-	-	-	916	-	658	1,573
Monroe	-	-	-	-	1,095	-	646	1,741
Nathan	-	-	-	-	540	-	226	766
Orland	-	-	-	-	-	-	302	302
Ozark	-	-	-	-	-	-	98	98
Parker	13,890	6,940	9,637	-	397	2,500	518	33,882
Poshington	-	-	-	-	1,137	-	742	1,879
Preston	-	-	-	-	-	-	-	-
Pumpkin	-	-	-	-	979	-	694	1,673
Raider	-	-	-	-	1,080	-	1,018	2,098
Rivendell	8,220	4,110	5,632	-	705	2,500	262	21,429
Rosalee	-	-	-	-	-	-	-	-
Rucker	-	-	-	-	-	-	486	486
Sambino	-	-	-	-	900	-	634	1,533
Sandpiper	-	-	-	-	1,174	-	490	1,664
Scarlett	-	-	-	-	1,314	-	706	2,020
Sinalda	-	-	-	-	1,167	-	634	1,800
Stonemill	-	-	-	-	1,170	-	684	1,854
Targaryen	-	-	-	-	1,164	-	874	2,038
Terrien	-	-	-	-	1,241	-	838	2,079
Tilly	-	-	-	-	930	-	634	1,564
Troncos	-	-	-	-	1,050	-	514	1,564
Tully	-	-	-	-	1,443	-	893	2,336
Tyrell	-	-	-	-	964	-	586	1,550
Vega	-	-	-	-	1,174	-	658	1,832
Wasilla	-	-	-	-	1,245	-	778	2,023
Wendover	-	-	-	-	1,125	-	778	1,903
Wesley	-	-	-	-	782	-	502	1,283
Whippoorwill	-	-	-	-	1,119	-	790	1,909
Wildcat	-	-	-	-	960	-	706	1,666
William	11,720	5,860	7,994	-	838	2,500	624	29,536
Windgate	-	-	-	-	908	-	586	1,493
Wyndsong	-	-	-	-	1,077	-	422	1,499
	$121,360	$60,670	$83,271	$10,000	$59,734	$25,000	$40,389	$400,424

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Scaled acquisition fee	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Total
Adela	$-	$-	$-	$-	$-	$-	$-	$-
Adler	12,600	6,300	8,524	-	180	2,500	173	30,277
Alex	12,200	6,100	8,223	-	523	2,500	-	29,546
Ameris	8,780	4,390	6,027	-	251	2,500	151	22,099
Arbolado	-	-	-	-	-	-	-	-
Belleglade	13,120	6,560	8,864	-	375	2,500	186	31,605
Blair	-	-	-	-	-	-	-	-
Briarmanor	-	-	-	-	-	-	-	-
Camphor	9,270	4,630	6,316	-	398	2,500	70	23,183
Chesterton	-	-	-	-	-	-	-	-
Clark	11,250	5,620	7,648	-	643	2,500	270	27,931
Cyrus	-	-	-	-	-	-	-	-
Evie	-	-	-	-	-	-	-	-
Fortress	12,600	6,300	8,677	-	180	2,500	127	30,384
Galleta	-	-	-	-	-	-	-	-
Gerardo	-	-	-	-	-	-	43	43
Goldfinger	19,240	9,620	12,800	-	1,100	2,500	130	45,389
Hendricks	-	-	-	-	-	-	136	136
Lenka	11,550	5,770	7,799	-	495	2,500	276	28,390
Liam	15,050	7,520	10,178	-	645	2,500	395	36,288
Lilinoe	13,120	6,560	8,866	-	188	2,500	138	31,371
Lois	-	-	-	-	973	-	548	1,521
Marilyn	-	-	-	-	-	-	-	-
Metcalf	10,680	5,340	7,283	-	305	2,500	159	26,268
Monroe	-	-	-	-	-	-	-	-
Nathan	-	-	-	-	-	-	-	-
Poshington	-	-	-	-	-	-	-	-
Pumpkin	11,420	5,710	7,776	-	653	2,500	450	28,509
Raider	-	-	-	-	-	-	-	-
Sambino	10,490	5,240	7,172	-	750	2,500	527	26,678
Sandpiper	-	-	-	-	-	-	-	-
Scarlett	-	-	-	-	-	-	-	-
Sinalda	13,610	6,800	9,141	-	583	2,500	-	32,634
Stonemill	-	-	-	-	-	-	-	-
Targaryen	13,580	6,790	9,175	-	194	2,500	191	32,430
Tilly	-	-	-	-	-	-	-	-
Troncos	12,250	6,120	8,255	-	350	2,500	257	29,732
Tully	16,830	8,410	11,259	-	481	2,500	-	39,480
Tyrell	11,250	5,620	7,665	-	321	2,500	98	27,454
Vega	13,690	6,840	9,197	-	196	2,500	122	32,544
Wasilla	14,520	7,260	9,862	-	208	2,500	-	34,350
Wendover	-	-	-	-	-	-	-	-
Whippoorwill	-	-	-	-	-	-	-	-
Windgate	10,590	5,290	7,224	-	151	2,500	98	25,853
Wyndsong	-	-	-	-	-	-	-	-
	$277,690	$138,790	$187,931	$-	$10,142	$55,000	$4,542	$674,095

NOTE 8: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a REIT under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to members, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ending December 31, 2026, the Company anticipates that it will qualify as a REIT. As a result, the Company does not expect to incur a current federal tax liability for the year, and thus no tax provision is reflected for series with net income for the six months ended June 30, 2026. For series with net losses for the six months ended June 30, 2026, no income tax benefit is recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded.

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026, state income and franchise tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of comprehensive loss. As of June 30, 2026, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2026. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2026 and December 31, 2025.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2025 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 9: SUBSEQUENT EVENTS

Subsequent to June 30, 2026, no new properties were acquired by the Company.

The following list represents the series that closed their offerings after June 30, 2026.

Offerings closed post June 30, 2026

Series	Address	Initial Closing Date	Amount of Membership Units	Initial Raise Amount
Farinosa	9808 Farinosa Avenue SW, Albuquerque, NM 87121	7/31/2026	40,165	$401,650
Kanan	5185 Watson View Drive, Nesbit, MS 38651	7/31/2026	44,079	440,790
Orland	2644 E. Gila Way, Fayetteville, AR 72701	8/27/2026	40,802	408,020
Ozark	3514 Marksbury Drive, Greensboro, NC 27405	7/7/2026	37,168	371,680
Rucker	8203 Watercolour Lane, Ooltewah, TN 37363	7/13/2026	48,961	489,610
				$2,111,750

During the period from July 1, 2026 through August 31, 2026, the Company declared and paid aggregate distributions totaling $181,588.

During the period from July 1, 2026 through August 31, 2026, seven series repaid their bridge financing, related party, in full, totaling $2,206,819.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 5, LLC
2.2*	Limited Liability Company Agreement of Arrived Homes 5, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 5, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived Homes 5, LLC
6.1*	Broker Dealer Agreement, dated October 14, 2024 between Arrived Homes 5, LLC and Dalmore Group, LLC
6.2*	Form of Promissory Note
6.3*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 5, LLC
6.4*	NCPS PPEX ATS Company Agreement
6.5*	Secondary Brokerage Agreement
6.7*	NCIT Software and Services License Agreement
6.8*	Purchase and Sale Agreement dated June 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Clark Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Clark dated July 19, 2024 for Arrived Series Clark Property
6.9*	Purchase and Sale Agreement dated June 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Lois Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lois dated July 19, 2024 for Arrived Series Lois Property
6.10*	Purchase and Sale Agreement dated December 16, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Goldfinger Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Goldfinger dated January 21, 2025 for Arrived Series Goldfinger Property
6.11*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Pumpkin Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pumpkin dated January 24, 2025 for Arrived Series Pumpkin Property
6.12*	Purchase and Sale Agreement dated November 5, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sambino Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sambino dated November 21, 2024 for Arrived Series Sambino Property
6.13*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Troncos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Troncos dated December 13, 2024 for Arrived Series Troncos Property
6.14*	Purchase and Sale Agreement dated February 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Alex Property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Alex dated February 21, 2025 for Arrived Series Alex Property
6.15*	Purchase and Sale Agreement dated January 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Camphor Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camphor dated February 6, 2025 for Arrived Series Camphor Property
6.16*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lenka Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lenka dated February 21, 2025 for Arrived Series Lenka Property
6.17*	Purchase and Sale Agreement dated January 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Liam Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Liam dated February 13, 2025 for Arrived Series Liam Property
6.18*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Sinalda Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sinalda dated February 21, 2025 for Arrived Series Sinalda Property
6.19*	Purchase and Sale Agreement dated February 27, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Adler Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adler dated March 18, 2025 for Arrived Series Adler Property
6.20*	Purchase and Sale Agreement dated February 19, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Ameris Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ameris dated March 4, 2025 for Arrived Series Ameris Property
6.21*	Purchase and Sale Agreement dated February 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Belleglade Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Belleglade dated March 18, 2025 for Arrived Series Belleglade Property

Exhibit No.	Description
6.22*	Purchase and Sale Agreement dated December 4, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Metcalf Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Metcalf dated March 27, 2025 for Arrived Series Metcalf Property
6.23*	Purchase and Sale Agreement dated March 5, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Scarlett Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Scarlett dated March 19, 2025 for Arrived Series Scarlett Property
6.24*	Purchase and Sale Agreement dated February 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tully Property
6.24.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tully dated March 4, 2025 for Arrived Series Tully Property
6.25*	Purchase and Sale Agreement dated February 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tyrell Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tyrell dated March 5, 2025 for Arrived Series Tyrell Property
6.26*	Purchase and Sale Agreement dated March 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wasilla Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wasilla dated March 17, 2025 for Arrived Series Wasilla Property
6.27*	Purchase and Sale Agreement dated February 13, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Adela Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adela dated March 27, 2025 for Arrived Series Adela Property
6.28*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Arbolado Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arbolado dated April 23, 2025 for Arrived Series Arbolado Property
6.29*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Cyrus Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cyrus dated March 27, 2025 for Arrived Series Cyrus Property
6.30*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Fortress Property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Fortress dated March 19, 2025 for Arrived Series Fortress Property
6.31*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lilinoe Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lilinoe dated March 27, 2025 for Arrived Series Lilinoe Property
6.32*	Purchase and Sale Agreement dated March 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Targaryen Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Targaryen dated April 9, 2025 for Arrived Series Targaryen Property
6.33*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tilly Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tilly dated April 25, 2025 for Arrived Series Tilly Property
6.34*	Purchase and Sale Agreement dated March 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Vega Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vega dated March 27, 2025 for Arrived Series Vega Property
6.35*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Blair Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Blair dated April 30, 2025 for Arrived Series Blair Property
6.36*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Briarmanor Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Briarmanor dated April 30, 2025 for Arrived Series Briarmanor Property
6.37*	Purchase and Sale Agreement dated April 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Evie Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Evie dated May 1, 2025 for Arrived Series Evie Property
6.38*	Purchase and Sale Agreement dated February 6, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Fizzy Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Fizzy dated May 15, 2025 for Arrived Series Fizzy Property
6.39*	Purchase and Sale Agreement dated February 6, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Gerardo Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gerardo dated May 1, 2025 for Arrived Series Gerardo Property

Exhibit No.	Description
6.40*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Hendricks Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hendricks dated May 1, 2025 for Arrived Series Hendricks Property
6.41*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Nathan Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Nathan dated May 9, 2025 for Arrived Series Nathan Property
6.42*	Purchase and Sale Agreement dated April 15, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Stonemill Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Stonemill dated April 22, 2025 for Arrived Series Stonemill Property
6.43*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Terrien Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Terrien dated May 14, 2025 for Arrived Series Terrien Property
6.44*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Whippoorwill Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Whippoorwill dated May 1, 2025 for Arrived Series Whippoorwill Property
6.45*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Windgate Property
6.45.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Windgate dated April 23, 2025 for Arrived Series Windgate Property
6.46*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wyndsong Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wyndsong dated May 13, 2025 for Arrived Series Wyndsong Property
6.47*	Purchase and Sale Agreement dated April 18, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Ashland Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ashland dated June 20, 2025 for Arrived Series Ashland Property
6.48*	Purchase and Sale Agreement dated May 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Chesterton Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chesterton dated June 11, 2025 for Arrived Series Chesterton Property
6.49*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Galleta Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Galleta dated June 4, 2025 for Arrived Series Galleta Property
6.50*	Purchase and Sale Agreement dated April 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Marilyn Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Marilyn dated May 20, 2025 for Arrived Series Marilyn Property
6.51*	Purchase and Sale Agreement dated April 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Monroe Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Monroe dated May 20, 2025 for Arrived Series Monroe Property
6.52*	Purchase and Sale Agreement dated April 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Poshington Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Poshington dated May 13, 2025 for Arrived Series Poshington Property
6.53*	Purchase and Sale Agreement dated June 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Sandpiper Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandpiper dated June 20, 2025 for Arrived Series Sandpiper Property
6.54*	Purchase and Sale Agreement dated May 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Raider Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Raider dated June 3, 2025 for Arrived Series Raider Property
6.55*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wendover Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wendover dated May 20, 2025 for Arrived Series Wendover Property
6.56*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wesley Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wesley dated May 20, 2025 for Arrived Series Wesley Property
6.57*	Purchase and Sale Agreement dated June 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wildcat Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wildcat dated June 20, 2025 for Arrived Series Wildcat Property

Exhibit No.	Description
6.58*	Purchase and Sale Agreement dated June 4, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Camila Property
6.58.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camila dated June 24, 2025 for Arrived Series Camila Property
6.59*	Purchase and Sale Agreement dated July 24, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Gracianna Property
6.59.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gracianna dated August 13, 2025 for Arrived Series Gracianna Property
6.60*	Purchase and Sale Agreement dated July 29, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rivendell Property
6.60.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rivendell dated August 13, 2025 for Arrived Series Rivendell Property
6.61*	Purchase and Sale Agreement dated August 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series William Property
6.61.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series William dated September 12, 2025 for Arrived Series William Property
6.62*	Purchase and Sale Agreement dated October 30, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Arthur Property
6.62.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arthur dated November 17, 2025 for Arrived Series Arthur Property
6.63*	Purchase and Sale Agreement dated November 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Caldwell Property
6.63.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caldwell dated November 17, 2025 for Arrived Series Caldwell Property
6.64*	Purchase and Sale Agreement dated October 28, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Chalkstone Property
6.64.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chalkstone dated November 14, 2025 for Arrived Series Chalkstone Property
6.65*	Purchase and Sale Agreement dated September 13, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Chloe Property
6.65.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chloe dated September 17, 2025 for Arrived Series Chloe Property
6.66*	Purchase and Sale Agreement dated October 29, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Farinosa Property
6.66.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Farinosa dated November 26, 2025 for Arrived Series Farinosa Property
6.67*	Purchase and Sale Agreement dated October 29, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Gavin Property
6.67.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gavin dated November 17, 2025 for Arrived Series Gavin Property
6.68*	Purchase and Sale Agreement dated October 27, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Goshen Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Goshen dated November 19, 2025 for Arrived Series Goshen Property

Exhibit No.	Description
6.69*	Purchase and Sale Agreement dated September 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Kitsune Property
6.69.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kitsune dated November 25, 2025 for Arrived Series Kitsune Property
6.69.2*	Counteroffer to Offer dated September 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Kitsune Property
6.70*	Purchase and Sale Agreement dated October 30, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lucky Property
6.70.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lucky dated November 18, 2025 for Arrived Series Lucky Property
6.71*	Purchase and Sale Agreement dated October 22, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Parker Property
6.71.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Parker dated November 25, 2025 for Arrived Series Parker Property
6.72*	Purchase and Sale Agreement dated November 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rucker Property
6.72.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rucker dated November 26, 2025 for Arrived Series Rucker Property
6.73*	Purchase and Sale Agreement dated April 7, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Chadwick Property
6.73.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chadwick dated April 24, 2026 for Arrived Series Chadwick Property
6.74*	Purchase and Sale Agreement dated March 2, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Haynes Property
6.74.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haynes dated March 17, 2026 for Arrived Series Haynes Property
6.75*	Purchase and Sale Agreement dated February 20, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Kanan Property
6.75.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kanan dated March 13, 2026 for Arrived Series Kanan Property
6.76*	Purchase and Sale Agreement dated September 26, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lancer Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lancer dated November 26, 2025 for Arrived Series Lancer Property
6.77*	Purchase and Sale Agreement dated November 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Orland Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orland dated December 3, 2025 for Arrived Series Orland Property
6.78*	Purchase and Sale Agreement dated February 18, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Ozark Property
6.78.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ozark dated March 11, 2026 for Arrived Series Ozark Property
6.78.2*	Addendum to Purchase and Sale Agreement dated February 18, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Ozark Property
6.79*	Purchase and Sale Agreement dated February 24, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Preston Property
6.79.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Preston dated March 18, 2026 for Arrived Series Preston Property
6.80*	Purchase and Sale Agreement dated September 26, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rosalee Property
6.80.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rosalee dated February 23, 2026 for Arrived Series Rosalee Property
99.1*	Valuation Policy

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

	Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 5, LLC

/s/ Sue Korn	Principal Financial and Accounting Officer	September 28, 2026
Sue Korn	of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 5, LLC

Arrived Fund Manager, LLC	Managing Member	September 28, 2026

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer